      As filed with the Securities and Exchange Commission on April 9, 2004

                                                      Registration No. 333-71076
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                         POST-EFFECTIVE AMENDMENT NO. 4

                                       TO
                                   FORM SB-2/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                          OPTICAL SENSORS INCORPORATED
                 (Name of small business issuer in its charter)

            Delaware                        3841                 41-1643592
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                       -----------------------------------
                       7615 Golden Triangle Drive, Suite C
                           Minneapolis, MN 55344-3733
                          Telephone No.: (952) 944-5857
                       -----------------------------------

                               Wesley G. Peterson
                             Chief Financial Officer
                          Optical Sensors Incorporated
                       7615 Golden Triangle Drive, Suite C
                           Minneapolis, MN 55344-3733
                          Telephone No.: (952) 944-5857

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                       -----------------------------------
                                    Copy to:
                            Thomas A. Letscher, Esq.
                        Oppenheimer Wolff & Donnelly LLP
                       45 South Seventh Street, Suite 3300
                          Minneapolis, Minnesota 55402
                                 (612) 607-7000
                       -----------------------------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this registration statement becomes effective.

                       -----------------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box: [X]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

This information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to Completion, dated April 9, 2004


PROSPECTUS

[LOGO] OPTICAL SENSORS INCORPORATED

                                2,356,556 Shares
                          OPTICAL SENSORS INCORPORATED
                                  Common Stock

                                -----------------


     Selling stockholders of Optical Sensors Incorporated are offering 2,356,556 shares of common stock, 2,298,222 shares of which are being offered by Circle F Ventures, LLC, Circle F Ventures II, LLC, and their affiliates. We sometimes collectively refer to Circle F Ventures, LLC, Circle F Ventures II, LLC and their affiliates as Circle F in this prospectus, and they beneficially own approximately 67.3% of our common stock. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

     The shares of common stock offered will be sold as described under the heading "Plan of Distribution," beginning on page 16.

     Our common stock is currently traded in the over-the-counter market on the NASD "Electronic Bulletin Board" under the symbol "OPTL.OB." On April 7, 2004, the closing sale price of the common stock in the over-the-counter market was $4.20 per share.


                                -----------------

        The shares of common stock offered involve a high degree of risk.
           See "Risk Factors" beginning on page 6 of this prospectus.

                                -----------------

             NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
           STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF
              THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS
            TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                -----------------


                The date of this prospectus is __________ , 2004.


                                -----------------

                                TABLE OF CONTENTS

RISK FACTORS...................................................................6


FORWARD-LOOKING STATEMENTS....................................................12

USE OF PROCEEDS...............................................................13

DIVIDEND POLICY...............................................................13

SELLING STOCKHOLDERS..........................................................14

PLAN OF DISTRIBUTION..........................................................16

SELECTED CONSOLIDATED FINANCIAL DATA..........................................18

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.....................19


BUSINESS......................................................................27


MANAGEMENT....................................................................34

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................41

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......................42

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT...................43

DESCRIPTION OF SECURITIES.....................................................45

LEGAL MATTERS.................................................................48

EXPERTS.......................................................................48

WHERE YOU CAN FIND MORE INFORMATION...........................................49


INDEX TO FINANCIAL STATEMENTS................................................F-1

PART II INFORMATION NOT REQUIRED IN PROSPECTUS..............................II-1

                                -----------------

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

                               PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the consolidated financial statements.

                                   Our Company


Optical Sensors Incorporated is a technology development company specializing in low-cost sensors and instruments for non-invasive assessment of critical hemodynamic parameters. Our mission is to leverage proprietary sensor technologies into innovative and low cost applications for minimally-to-non-invasive medical diagnostic and management products. Our core technology of sensors, hardware and software systems can be incorporated into a variety of low-cost, fluid, blood and tissue-contacting measurement systems.

We were originally founded in 1989 to develop a point-of-care monitoring system using proprietary fiber-optic chemical and manufacturing technology. In January 1997, we introduced our first product, the SensiCath(TM) Blood Gas Monitoring System. The SensiCath System was a unique, bedside monitor for use in measuring three critical blood parameters: pH (the acid/base balance), PCO//2// (carbon dioxide) and PO//2// (oxygen). Although the SensiCath System was a technical success, we were unable to profitably manufacture and sell the SensiCath. As a result, we suspended sales activity of the SensiCath System in January 1999 and reduced expenses and personnel (including sales and marketing personnel) in order to focus our resources on development and commercialization of the non-invasive CapnoProbe Sensor System. This handheld device uses our carbon dioxide, or CO//2//, technology in a probe that is slipped under the tongue like a thermometer. It non-invasively measures the tissue CO//2// of the mucous membrane in the mouth -- a sensitive measure that can indicate reduced blood flow to non-vital organs. Reduced blood flow, or "hypoperfusion," can be an early manifestation of clinical shock, even when traditional vital signs may still appear relatively normal. Diagnosis of inadequate tissue perfusion may be difficult in its early stages when the signs and symptoms are masked by the body's natural compensatory mechanisms that preserve blood supply to vital organs by reducing blood flow to other organs. If treatment is delayed to the point that the body's compensatory systems can no longer maintain adequate circulation and vital tissue perfusion, the consequences can be disastrous for the patient. To date, there has been no rapid, low-cost, non-invasive method to objectively determine when a patient has inadequate tissue perfusion. In April 2001, we received 510(k) clearance from the Food and Drug Administration, or FDA, to market the current configuration of the CapnoProbe Sensor System.

On September 28, 2001, we entered into an exclusive license agreement with Nellcor Puritan Bennett, or Nellcor, under which Nellcor is the exclusive worldwide manufacturer and distributor of CapnoProbe(TM). We retained the rights to tissue carbon dioxide sensing and monitoring for all applications other than the detection and monitoring of shock. We believe these rights are valuable for other applications of non-invasive tissue carbon dioxide monitoring, such as monitoring changes in local and regional perfusion and monitoring during surgery or during esophageal or colorectal exams. Nellcor began the initial phase of commercial release of the CapnoProbe system in the fourth quarter of 2002. We received a total of $2 million in milestone payments in 2001, 2002 and 2003 under the license agreement. We also entered into a supply agreement with Nellcor under which we manufactured the CapnoProbe for Nellcor for a transition period, while Nellcor established its own manufacturing operations. Nellcor established its own manufacturing operation in Mexico in the fourth quarter of 2003, at which time our production of the CapnoProbe product ceased. Future CapnoProbe revenues will be from royalty payments from Nellcor to us, less a royalty to be paid by Nellcor on our behalf to the Institute of Critical Care Medicine, or ICCM, pursuant to a July 1998 license agreement between us and ICCM and subsequent agreements among us, ICCM and Nellcor. The royalty rates are based upon a net gross margin calculation for the disposable components and an aggregate gross margin calculation for the instrument.

On October 1, 2002, we acquired from Vasamedics LLC certain assets related to medical instrumentation for patient monitoring of laser Doppler blood flow and related measurements. The purchase price was approximately $158,000 and consisted of paying off certain debt of Vasamedics. In addition, two former owners of Vasamedics are eligible for cash payments and options that vest if we achieve certain future sales milestones over the first three years following the acquisition. The maximum cash payment that can be earned is $220,000 and the maximum number of options is 75,000, which will be accounted for as additional purchase price when, and if, such milestones are met. As of December 31, 2003, no sales milestones have been met. We funded the purchase price with advances from Circle F Ventures, LLC, Circle F Ventures II, LLC and their affiliates. We sometimes collectively refer to Circle F Ventures, LLC, Circle F Ventures II, LLC and their affiliates as Circle F, and they beneficially own approximately 67.3% of our common stock, assuming the conversion of their Series A and Series B preferred stock. We also hired four employees of Vasamedics and retained one former employee of Vasamedics as an independent contractor. The acquisition enables us to incorporate mechanical assessment of perfusion (the use of a laser Doppler sensor and velocimeter combined with pressure) with our proprietary metabolic means of assessing perfusion (the use of carbon dioxide, pH, oxygen and hematocrit sensor systems). Inadequate systemic tissue perfusion (blood flow into the tissues) is a clinical syndrome known as shock. Changes from normal local or regional tissue perfusion may be an indication of lack of blood flow to an organ, lack of that organ's ability to use oxygen being delivered to it and/or lack of normal vasculature of the organ (e.g., cancer). Additionally, the acquisition provides us direct sales contact with customers in areas of future market interest.




                              Corporate Information

We were incorporated in Minnesota in May 1989 and reincorporated in Delaware in January 1996.

In this prospectus, references to "Optical Sensors," "the company," "we," and "our," unless the context otherwise requires, refer to Optical Sensors Incorporated.

                                 Office Location

Our principal executive offices are located at 7615 Golden Triangle Drive, Suite C, Technology Park V, Minneapolis, Minnesota 55344, and our telephone number at that location is (952) 944-5857.

                             Summary Financial Data

The statement of operations data shown below for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2003 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data as of December 31, 2001 and the balance sheet data as of December 31, 2001 and 2002 are derived from our audited financial statements not included elsewhere in this prospectus. When you read this financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as "Management's Discussion and Analysis or Plan of Operation." Historical results are not necessarily indicative of future results.

                                            Year Ended December 31,
                                  --------------------------------------------
                                      2001            2002            2003
                                  ------------    ------------    ------------
                                     (in thousands, except per share data)
Statement of Operations Data:
Net revenues....................  $        688    $      1,575    $      2,124
Costs and expenses..............  $      3,416    $      3,457    $      4,411
Interest income.................  $          1    $          1    $         --
Interest expense ...............  $        786    $         --    $         --
Net loss........................  $     (3,400)   $     (1,853)   $     (2,281)
Net loss per share..............  $      (2.24)   $       (.67)   $       (.71)

                                                  December 31,
                                  --------------------------------------------
                                      2001            2002            2003
                                  ------------    ------------    ------------
                                                 (in thousands)
Balance Sheet Data:
Working capital.................  $     (1,614)   $     (1,873)   $       (146)
Total assets....................  $      2,158    $      2,615    $      1,695
Total liabilities...............  $      2,351    $      2,915    $        610
Shareholders' equity (deficit)..  $       (193)   $       (299)   $      1,084

                                  RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment. These risks and uncertainties described below are not the only ones facing Optical Sensors. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the market price of our common stock.

Risks Relating to Our Company


We have incurred substantial losses, and without further funding or technological development fees, we will not have enough cash resources to continue operations, which has resulted in the report of the independent auditors on our 2003 financial statements containing an explanatory paragraph regarding our ability to continue as a going concern.

The report of the independent auditors on our 2003 financial statements contains an explanatory paragraph regarding our ability to continue as a going concern. We currently have limited revenue from operations that is supplemented in large part by equity infusions, loans and cash advances from Circle F, our largest stockholder. Since March of 2000, Circle F has provided $7,393,005 of capital to fund ongoing operations through a series of equity financings, bridge loans and cash advances. We estimate that we will need to raise approximately $4,000,000 in additional capital in order to continue operations through 2004. We believe that Circle F will continue to advance sufficient funds to us to enable us to continue operations in order for Circle F to obtain a return on its significant investment to date. However, there can be no assurance that Circle F will do so. There can be no assurance that we will be able to obtain sufficient product sales, royalty revenues, contract development fees from other sources and additional funding. If we are unable to obtain additional financing and revenues when needed, we will likely be forced to cease operations.


Our ability to receive revenues related to our CapnoProbe product is substantially dependent on the actions of a third party that we do not control.


Nellcor is the exclusive worldwide distributor of our CapnoProbe product and will be the exclusive manufacturer of the CapnoProbe. We do not have control over the manufacturing and distribution actions of Nellcor. Nellcor began the initial phase of commercial release of the CapnoProbe system in the fourth quarter of 2002. Although we expect to see an increase in royalties from Nellcor, if Nellcor fails to generate meaningful sales of our CapnoProbe product, we will not receive significant revenues under our license agreement with Nellcor, which would substantially harm our business and our operations.

Our ability to receive meaningful revenues in the future is dependent in part upon the successful marketing of the SPP System for Wound Healing Management.

We currently distribute the PV2000 SPP System through a combination of direct sales and dealer and distributor representatives. The dealer and distributor channels are under usual and customary contracts with us and as such, failure to perform is not immediately rectifiable. We are currently developing a second generation of the PV2000 system for more focused marketing to wound healing management clinics. There can be no assurance that these efforts will result in profitable operations in 2004.

Our ability to receive meaningful revenues in the future is dependent in part upon our ability to realize value of Research and Development Supplies.

We have research and development supplies totaling $414,332 at December 31, 2003. These supplies consist of electro-optical modules. These modules were originally a component of our proprietary SensiCath Arterial Blood Gas System but have also been used in other research and development activities. In the fourth quarter of 2001, we abandoned the SensiCath System product in its then commercial configuration and the carrying value of the modules was reclassified from inventory to research and development supplies and included in other assets. The reclassification was made because the modules had active and valuable use but did not have a market as a stand alone product. These modules are protected by several of our patents and the technology embedded in the modules remains current. The modules were vital in developing the CapnoProbe product and in finalizing the Development and License Agreement and the Exclusive Supply Agreement with Nellcor. The modules have been used for manufacturing and various other research and development projects, either internally or under research and development arrangements, and provide us with a means to valued technology that can be used in manufacturing and in future research and development activities. Should we not achieve our expectations of the net realizable value of these supplies, potential future losses may occur to the extent of the remaining carrying value.


Our ability to sell our current and future products depends upon receipt and maintenance of U.S. and international regulatory approvals of our products and business activities.

Our ability to market our current products and any products that we may develop in the future requires clearances or approvals from the FDA and other governmental agencies, including, in some instances, foreign and state agencies. The process for maintaining and obtaining necessary regulatory clearances and approvals can be expensive and time consuming. There can be no assurance that we will be able to maintain or obtain necessary regulatory approvals and clearances in the future.

Our ability to obtain meaningful revenues will likely be directly related to the level of reimbursement for our proposed products.

Physicians, hospitals and other health care providers are less likely to purchase our products if they do not receive reimbursement from third-party payers for the cost of our products. While each third-party payer has its own process and rules for determining whether it will pay for a particular treatment, the ability to get Medicare reimbursement is usually a significant gating issue for selling a new product. Obtaining a product-specific reimbursement code from Medicare requires a significant amount of published clinical research data and takes several years. When a Medicare reimbursement code is assigned, Medicare also assigns a reimbursement amount. Once assigned, this amount dictates the future revenue opportunities for a particular product, and there is a risk that the assigned rate could be at a level which makes it impossible or difficult to market the product at a profit. We have invested significant time and resources into the development of our CapnoProbe product and if we are unable to obtain a product-specific reimbursement code for it, or if the established reimbursement amount is low, we will be unable to achieve meaningful sales of our CapnoProbe product.

If we are unable to protect our intellectual property, the value of our products could be diminished, and we may be unable to prevent other companies from using our technology in competitive products.

Our success depends in large part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, the value of our products could be diminished and our competitive position may suffer. Our competitors could copy or otherwise obtain and use our technology without authorization or develop similar technology independently that may infringe our proprietary rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property protection may also be unavailable or limited in some foreign countries.

Claims by others that our products infringe their patents or other intellectual property rights could adversely affect our financial condition.

The medical device industry has been characterized by frequent litigation regarding patent and other intellectual property rights. Patent applications are maintained in secrecy in the United States until the patents are issued and also are maintained in secrecy for a period of time outside the United States. Accordingly, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others. Any claims of patent infringement would be time-consuming and could likely:

     .    result in costly litigation;

     . divert the time and attention of our technical personnel and management;

     .    cause product development delays;

     .    require us to develop non-infringing technology; or

     .    require us to enter into royalty or licensing agreements.

Although patent and intellectual property disputes in the medical device industry often have been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and often require the payment of ongoing royalties, which could hurt our gross margins. In addition, we cannot be sure that the necessary licenses would be available to us on satisfactory terms, or that we could redesign our products or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing, manufacturing and selling some of our products, which could harm our business, financial condition and operating results.

We may be subject to product liability and warranty claims, and we have limited insurance coverage.

The future manufacture and sale of our products could expose us to product liability claims and product recalls, including those that may arise from misuse, malfunction or design flaws. Product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time and money in litigation or to pay significant damages. We intend to procure product liability insurance; however, it might not cover the costs of any product liability claim made against us. Furthermore, we may not be able to obtain insurance at satisfactory rates or in adequate amounts.

Risks Relating to Our Industry

We operate in an extremely competitive and rapidly changing marketplace, and virtually all of our competitors have greater resources than us, which may allow them to more quickly react to changes in the market place.

Competition among medical device companies is intense and increasing. There can be no assurance that our competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than our products or that would render our products obsolete or non-competitive.

The loss of key personnel could harm our business.

Our success is substantially dependent on the ability, experience and performance of our senior management and other key personnel, including, in particular, Paulita M. LaPlante, our President and Chief Executive Officer. We cannot guarantee that she will remain employed with us. If we lose one or more of the members of our senior management or other key employees, our business could suffer.

Risks Relating to Our Common Stock

Our common stock was delisted from The Nasdaq National Market in May 2000 and placed on the Over-The-Counter Bulletin Board, which may make it more difficult for you to sell your shares and may cause the market price of our common stock to decrease.

On May 12, 2000, our common stock ceased to be quoted on The Nasdaq National Market and was transferred to the Over-The-Counter ("OTC") Bulletin Board because we no longer met, and currently do not meet, standards for continued listing on The Nasdaq National Market or The Nasdaq SmallCap Market. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was traded on Nasdaq or a national securities exchange.

Because our shares are "penny stocks," you may have difficulty selling them in the secondary trading market.

Federal regulations under the Securities Exchange Act of 1934 regulate the trading of so-called "penny stocks," which are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. Since our common stock currently trades on the OTC Bulletin Board at less than $5.00 per share, our common stock is a "penny stock" and may not be traded unless a disclosure schedule explaining the penny stock market and the risks associated therewith is delivered to a potential purchaser prior to any trade.

In addition, because our common stock is not listed on Nasdaq or any national securities exchange and currently trades at less than $5.00 per share, trading in our common stock is subject to Rule 15g-9 under the Exchange Act. Under this rule, broker-dealers must take certain steps prior to selling a "penny stock," which steps include:

     .    obtaining financial and investment information from the investor;

     . obtaining a written suitability questionnaire and purchase agreement signed by the investor; and

     . providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock and our stockholders, therefore, may have difficulty in selling their shares in the secondary trading market.

Sales of a substantial number of shares of our common stock in the public market, including the shares offered hereby, could lower our stock price and impair our ability to raise funds in new stock offerings.

Future sales of a substantial number of shares of our common stock in the public market, including the shares offered hereby, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise additional capital through the sale of equity securities.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

     .    progress of our products through the regulatory process;

     . announcements of technological innovations or new products by us or our competitors;

     . government regulatory action affecting our products or our competitors' products in both the United States and foreign countries;

     .    developments or disputes concerning patent or proprietary rights;

     .    actual or anticipated fluctuations in our operating results;

     . general market conditions for emerging growth and medical device companies;

     .    broad market fluctuations; and

     .    economic conditions in the United States or abroad.

We may incur significant costs from class action litigation due to our expected stock volatility.

In the past, following periods of large price declines in the public market price of a company's stock, holders of that stock occasionally have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring this type of lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit also could divert the time and attention of our management, which would hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Our stockholder rights agreement, provisions in our corporate documents and Delaware law could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

Our stockholder rights agreement under which we distributed to our stockholders preferred stock purchase rights may cause substantial dilution to a person or group that attempts to acquire our company in a manner or on terms not approved by our board of directors.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could also make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

   . authorizing the issuance of "blank check" preferred that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt; and

   . prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

We refer you to "Description of Securities - Rights Agreement" for more information on our stockholder rights agreements. We also refer you to "Description of Securities --Undesignated Preferred Stock" and Description of Securities --Anti-Takeover Provisions of Delaware Law" for more information on the specific provisions of our certificate of incorporation, our bylaws and Delaware law that could discourage, delay or prevent a change of control of our company.

Circle F owns a sufficient number of shares of our common stock to potentially control our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.


Circle F owns or controls approximately 67.3% of our outstanding common stock, assuming the conversion or exercise of all Series A convertible preferred stock, Series B preferred stock and warrants held by Circle F. In addition, Charles D. Snead, Jr., one of our directors, is a consultant and attorney for Circle F and Hayden R. Fleming and their affiliates and related companies. Accordingly, these stockholders may be able to influence the outcome of stockholder votes, involving votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation and bylaws and the approval of certain mergers or other similar transactions, such as sales of substantially all of our assets. Such control by existing stockholders could have the effect of delaying, deferring or preventing a change in control of our company.


Exercise of outstanding warrants, stockholder options and other rights will dilute existing stockholders and could decrease the market price of our common stock.


As of December 31, 2003, we had issued and outstanding 3,208,289 shares of common stock, 4,333,334 shares of Series A convertible preferred stock, which are currently convertible into our common stock on a six-for-one basis, 236,934 shares of Series B convertible preferred stock, which are currently convertible into our common stock on a one-for-five basis, and outstanding warrants and options to purchase 969,226 shares of common stock. The existence of the convertible preferred stock, warrants and options may adversely affect the market price of our common stock and the terms under which we could obtain additional equity capital.


We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our common stock must come from increases in the fair market value and trading price of the common stock.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our common stock must come from increases in the fair market value and trading price of our common stock.

We likely will issue additional equity securities, which will dilute your share ownership.

We likely will issue additional equity securities to raise capital. These additional issuances will dilute your share ownership.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, primarily in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Generally, you can identify these statements because they use phrases like "anticipates," "believes," "expects," "future," "intends," "plans," and similar terms. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face as described on the previous pages and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives, might not occur.

                                 USE OF PROCEEDS

Optical Sensors will not receive any of the proceeds from the sale of shares offered under this prospectus by the selling stockholders. This offering is intended to satisfy our obligations to register, under the Securities Act of 1933, the resale of the shares of our common stock, including shares of our common stock that will be issued to the selling stockholders upon the conversion of convertible preferred stock and convertible promissory notes and the exercise of warrants to be issued to them. The net proceeds from our sale of these securities to the selling stockholders has been and will continue to be used for general corporate purposes, including working capital.

                                 DIVIDEND POLICY

We have never paid cash dividends on our common stock and currently intend to retain all future earnings, if any, for the continued growth and development of our business and have no plans to pay cash dividends in the future. Any payment of cash dividends on our common stock will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors.

                              SELLING STOCKHOLDERS


All of the selling stockholders named below acquired or have the right to acquire upon the conversion of convertible preferred sock or convertible promissory notes or upon the conversion and exercise of warrants the shares of our common stock being offered under this prospectus directly from us in private transactions. The following table sets forth information known to Optical Sensors with respect to the beneficial ownership of Optical Sensors' common stock as of March 15, 2004 by the selling stockholders. In accordance with the rules of the SEC, beneficial ownership includes the shares issuable upon the conversion of convertible preferred sock or convertible promissory notes or upon the conversion and exercise of warrants or exercise of options that are exercisable or convertible within 60 days of March 15, 2004. Shares issuable upon the conversion of convertible preferred sock or convertible promissory note or upon the conversion and exercise of warrants or exercise of options are considered outstanding for computing the percentage of the person holding the warrants and options, but are not considered outstanding for computing the percentage of any other person.

The percentage of beneficial ownership for the following table is based on 3,208,289 shares of common stock outstanding as of March 15, 2004. To our knowledge, except as indicated in the footnotes to this table, each person named in the table has sole voting and investment power with respect to all shares of common stock shown in the table to be beneficially owned by such person.


Except as set forth below, none of the selling stockholders has had any position, office or other material relationship with Optical Sensors within the past three years. The table assumes that the selling stockholders sell all of the shares offered by them in this offering. However, Optical Sensors is unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. Optical Sensors will not receive any of the proceeds from the sale of the shares offered under this prospectus.


                                                                  Shares of Common Stock
                               Shares of Common                  Beneficially Owned After
                              Stock Beneficially    Number of   Completion of the Offering
                              Owned Prior to the  Shares Being  --------------------------
Selling Shareholder                Offering          Offered       Number      % of Class
----------------------------  ------------------  ------------  ------------   -----------
Circle F (1)                           3,521,445     2,064,889     1,456,556         27.84%
Dr. Glen J. Tanner                        58,333        58,333             0             0%
Hayden R. Fleming and
LaDonna M. Fleming Revocable
Trust Dated 7/19/95 (2)                  245,157       233,333        11,824              *


----------
*    Less than 1% of the outstanding shares.

(1) Based on Schedule 13D/A filed by Circle F June 26, 2003. Includes 23,412 shares held by an individual retirement account for the benefit of Mr. Fleming's spouse, 3,333 shares held by an individual retirement account for the benefit of Mr. Fleming and 245,147 shares are owned by a trust for the benefit of Mr. Fleming and his wife. Of the shares owned by the trust, 33,333 shares are issuable upon the exercise of a warrant. Also includes 1,259,328 shares of common stock, 83,333 shares are issuable upon the exercise of a warrant, 722,222 shares issuable upon the conversion of 4,333,334 shares of Series A convertible preferred stock and 281,665 shares issuable upon the conversion of 56,333 shares of Series B convertible preferred stock held by Circle F Ventures, LLC as well as 903,005 shares issuable upon the conversion of 180,601 shares of Series B convertible preferred stock held by Circle F Ventures II, LLC. Mr. Fleming is the managing member of Circle F Ventures, LLC and Circle F Ventures II, LLC. The address of Circle F and Mr. Fleming is 17797 North Perimeter Drive, Scottsdale, Arizona 85255. See "Certain Relationships and Related Transactions."

(2) Based on Schedule 13D/A filed June 26, 2003. Includes 33,333 shares of common stock that are issuable upon the exercise of a warrant. This does not include the beneficial ownership of certain affiliates of the Fleming Trust. The address of the Fleming Trust is 17797 North Perimeter Drive, Scottsdale, Arizona 85255.

Circle F and the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust Dated 7/19/95 are both affiliated with, and customers of, Fleming Securities, Inc., a New Mexico Corporation, that is a registered broker-dealer. However, both Circle F and the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust Dated 7/19/95 purchased their shares of common stock in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute them.

                              PLAN OF DISTRIBUTION

The selling stockholders have the right to acquire the shares of Optical Sensors common stock being offered under this prospectus upon the conversion of convertible preferred stock and convertible promissory notes and the conversion and exercise of outstanding warrants held by the selling stockholders. To our knowledge, none of the selling stockholders has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered under this prospectus, nor do we know the identity of the brokers or market makers that will participate in the offering. The shares of common stock may be offered and sold from time to time by the selling stockholders or by their respective pledgees, donees, transferees and other successors in interest.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the OTC Bulletin Board, in the over-the-counter market, in privately negotiated transactions or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. Sales may be made directly or through agents designated from time to time or through dealers or underwriters to be designated or in negotiated transactions. The shares may be sold by one or more of, or a combination of, the following methods:

   . a block trade in which the broker-dealer engaged by a selling shareholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

   . purchases by the broker-dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

   . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

   .  privately negotiated transactions.

Optical Sensors has been advised by the selling stockholders that they have not, as of the date of this prospectus, entered into any arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In connection with distributions of the shares or otherwise, the selling stockholders may, if permitted by law, also enter into hedging transactions. For example, the selling stockholders may:

   . enter into transactions involving short sales of the shares of common stock by broker-dealers;

   . sell shares of common stock short and redeliver these shares to close out the short position;

   . enter into option or other types of transactions that require the selling stockholders to deliver shares of common stock to a broker-dealer, who will then resell or transfer the shares of common stock under this prospectus; or

   . loan or pledge shares of common stock to a broker dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders or the purchasers of the common stock in amounts to be negotiated in connection with the sale. Broker-dealers and any other participating broker-dealers may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with the sales, and any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. No period of time has been fixed within which the shares covered by this prospectus may be offered and sold.

We have advised the selling stockholders that the anti-manipulation rules under the Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.

This offering will terminate on the earlier to occur of:

   . the date on which all shares offered have been sold by the selling stockholders; or

   . the date on which all shares held by a selling shareholder may be sold by such selling shareholder in compliance with Rule 144(k) under the Securities Act.

We will pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, fees and disbursements of our counsel and accountants, all of our internal expenses, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered or qualified. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution or a corporate development. At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                             SELECTED FINANCIAL DATA


The selected statement of operations data shown below for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2003 are derived from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data shown below for the years ended December 31, 1999, 2000 and 2001 and the balance sheet data as of December 31, 1999, 2000, 2001 and 2002 are derived from our audited financial statements not included elsewhere in this prospectus. When you read this selected consolidated financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as "Management's Discussion and Analysis or Plan of Operation." Historical results are not necessarily indicative of future results.

                                         Year Ended December 31,
                                     -------------------------------
                            1999        2000      2001       2002       2003
                          ---------  ---------  ---------  ---------  ---------
                                  (in thousands, except per share data)
Statement of
Operations Data:
Net revenues............  $     134  $       0  $     688  $   1,575  $   2,124
Costs and expenses......  $   5,968  $   3,707  $   3,416  $   3,457  $   4,411
Interest income.........  $     185  $      36  $       1  $       1  $      --
Interest expense........  $      84  $   1,474  $     786  $      --  $      --
Net loss................  $  (7,785) $  (5,302) $  (3,400) $  (1,853) $  (2,281)
Net loss per share......  $   (5.28) $   (3.54) $   (2.24) $    (.67) $    (.71)

                                               December 31,
                                     -------------------------------
                            1999        2000      2001        2002       2003
                          ---------  ---------  ---------  ---------  ---------
                                              (in thousands)
Balance Sheet Data:
Working capital.........  $   2,001  $      50  $  (1,614) $  (1,873) $    (146)
Total assets............  $   4,296  $   2,716  $   2,158  $   2,615  $   1,695
Long-term obligations...  $     104  $       6  $       0  $       0  $       0
Shareholders' equity
 (deficit)..............  $   3,355  $     992  $    (193) $    (299) $   1,084

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following Management's Discussion and Analysis or Plan of Operation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "expect," "believe," "anticipate," or "estimate," identify such forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially from those expressed in such forward-looking statements. Some of the factors that could cause such material differences are identified in "Risk Factors." We undertake no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in future filings with the SEC.


Overview





We are currently dependent on development fees, loans and equity infusions from current shareholders or other investors to continue our operations. In January 2003, we earned the final development fee of $350,000 from Nellcor under our license agreement with Nellcor. Our current cash balances, anticipated revenues from our Vasamedics product line, which accounted for $472,085 in net sales in 2003, royalty payments from Nellcor, and contract development revenues are insufficient to fund our operations on a short-term and long-term basis. We will need to obtain additional loans or equity funding in order to continue to fund operations on both a short-term and long-term basis.

Since December 11, 2003, Circle F has advanced an aggregate of $990,000 to us in funds on a semimonthly basis to enable us to continue operations. Although we believe that Circle F will continue to provide financing us in order to obtain a return on its significant investment to date, there can be no assurance that Circle F will continue to do so. Furthermore, there can be no assurance that we will be able to obtain additional loans, equity funding or development fees from other sources. If we are unable to obtain additional financing and revenues when needed, we will likely be forced to cease operations. We have estimated that we will need approximately $4,000,000 from Circle F or other sources after receipt of our anticipated revenues to meet our cash needs for 2004, assuming Circle F and/or its affiliate does not demand payment on outstanding advances.

We expect that our revenues for 2004 will principally be derived from Vasamedics product lines and development/licensing fees from products currently being developed. Minimum royalties owed to us by Nellcor for sales of CapnoProbe are contractually set at $250,000 for 2004. We expect Nellcor sales to result in minimal royalty payments to us in 2004 as Nellcor scales up its CapnoProbe manufacturing operations in Mexico.

We do not expect to incur any significant liabilities for equipment, real estate or leasehold improvements during this period nor do we plan to significantly increase or decrease our current number of employees. We do expect to increase spending for patent filings in major countries around the world.


Critical Accounting Policies and Estimates

General


The following discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an agreement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Revenues from our business activities are recognized from net sales of manufactured products upon delivery to the customer; from product development fees as the contracted services are rendered; from product development milestones upon completion and acceptance; from up-front product development license fees as they are amortized over the expected development term of the proposed products; and from royalties on the sales of products sold by companies under license from us. The determination of SAB 101 criteria (3) and (4) for each source of revenue is based on our judgments regarding the fixed nature and collectibility of each source of revenue. Revenue recognized for any reporting period could be adversely affected should changes in conditions cause us to determine that these criteria are not met for certain future transactions.

Research and Development Supplies


At December 31, 2003, research and development supplies with a carrying value of $414,332 consisted of electro-optical modules. These modules were originally a component of our proprietary SensiCath Arterial Blood Gas System. We discontinued sales of the SensiCath product in January of 1999 and subsequently disposed of all related inventories, with the exception of these modules, which we utilize from time to time in prototyping new applications of our technologies, as components of test equipment, and for use in performing clinical studies. We believe these modules are important to our development of products for ourselves and other companies by allowing us to respond quickly and economically to such needs as they arise. Should we not achieve our expectations of the net realizable value of these supplies, potential future losses may occur to the extent of the carrying value of $414,332.


Patents and Impairment Review


At December 31, 2003, we recorded patents on our balance sheet, net of amortization, of $640,754. Accumulated amortization was $345,682 at December 31, 2003. After an individual patent is issued, we amortize the accumulated costs on a straight-line basis over an estimated average useful life of 60 months. Periodically we evaluate each patent as to whether it enhances or helps secure our overall intellectual property portfolio. Whenever events or changes in circumstances indicate impairment has occurred, values are adjusted appropriately. Should we not achieve our expectations of the net realizable value of our investment in patents, potential future losses may occur to the extent of the carrying value at December 31, 2003 of $640,754.

Variable Accounting Rules and Compensation Expense

Certain stock options issued by us have been re-priced thereby resulting in our option plan being subject to variable accounting rules. Application of these rules results in recognizing compensation expense or reductions to compensation expense whenever the market price of our stock varies from that of the prior quarter-end. Additional compensation charges and credits will most likely be recorded in future periods. We are unable to predict the extent of these charges and credits.

Results of Operations


Comparison of fiscal years ended December 31, 2003 and 2002

We earned $621,542 in development fee revenues in 2003 compared to $1,055,914 in 2002. Development fees earned under our license agreement with Nellcor accounted for $350,000 or 56% of our total fees for 2003, compared to $962,500 or 91% of development fees for 2002. We have received and earned all of the $2,000,000 in development fees under our license agreement with Nellcor. In 2004, we will be directing our efforts almost exclusively to the development of additional products based on our proprietary opto-chemical technology base and upgraded products for our Vasamedics product line. We do not expect to earn significant development fee revenues in the foreseeable future.

Royalty revenues of $1,524 from the sale of the CapnoProbe product were recognized in 2003. This royalty is a varying percentage of Nellcor's CapnoProbe sales, less a royalty to be paid by Nellcor on behalf of us to the Institute of Critical Care Medicine, or ICCM, pursuant to a July 1998 license agreement between us and ICCM and subsequent agreements among us, ICCM and Nellcor. While we believe that royalty revenues from CapnoProbe sales by Nellcor will be significant in the long term, we have not received any meaningful royalty revenue to date, and we do not know when, if ever, Nellcor's CapnoProbe sales will result in significant royalty revenue to us.

Net sales were $1,500,795 in 2003 compared to $518,882 in 2002. These sales consisted of CapnoProbe product and Vasamedics product, as indicated in the table below. We had no sales in the first three quarters of 2002. Our production of the CapnoProbe product under our supply agreement with Nellcor ceased in the fourth quarter of 2003 due to the fact that Nellcor established its own manufacturing operations. As a result, net sales for 2004 will solely consist of sales of Vasamedics products. We terminated our supply agreement with Nellcor in 2003 and received an early termination fee of $147,000, which was reported as sales revenue. We are investing personnel and other resources towards the Vasamedics product line and anticipate that sales will increase in 2004 above current levels and will increase further based on 2005 planned introductions of enhanced Vasamedics products.

-------------------------------------------------------------------------------
                                      Sales
-------------------------------------------------------------------------------
                                                       2003            2002
-------------------------------------------------------------------------------
CapnoProbe sales to Nellcor                        $  1,028,710    $    277,530
Vasamedics product sales                                472,085         241,352
                                                   ------------    ------------
                                                   $  1,500,795    $    518,882
                                                   ============    ============

Cost of goods sold was $1,670,106 in 2003 compared to $422,034 in 2002. All cost of goods sold related to products sold to Nellcor and Vasamedics product sales, except for $400,000 in 2003, which represented a minimum annual royalty payment to ICCM. Under our license agreement with ICCM, we are required to pay ICCM a royalty, based on sales by Nellcor of the CapnoProbe product. We are required under the license agreement to pay ICCM an annual minimum royalty of $400,000 through 2005, after which we may elect to continue to pay an annual minimum royalty of $400,000 for an exclusive license or to forego the minimum royalty payment and retain the license on a non-exclusive basis. Beginning in the first quarter of 2003, we recorded royalty payments to ICCM as cost of sales. These payments were previously included in research and development expenses, because we had no CapnoProbe sales. There was no cost of goods sold in the first three quarters of 2002. In total dollars and as a percentage of sales, cost of goods sold is expected to decline in 2004 due to the fact that CapnoProbe production has shifted to Nellcor.

Research and development costs for 2003 decreased $493,629 to $1,335,406 or 27% from $1,829,035 in 2002. The reduction was attributable primarily to the completion of CapnoProbe development efforts early in the first quarter of 2003 and reclassification to cost of goods sold of the $100,000 per quarter, beginning in the first quarter of 2003, of minimum royalties paid to ICCM. We recorded the minimum royalty payment to cost of goods sold as Nellcor began the initial phase of commercial release of the CapnoProbe product. Research and development activities in 2002 were directed primarily towards the CapnoProbe product. Also in 2003, we completed a management review prioritizing product development projects. One project, whose priority was lowered significantly because of the lack of third party interest, would have utilized certain prepaid research and development supplies valued at $102,376 and capitalized patent costs of $56,887. Accordingly, these supplies and patent costs were written off as expense in 2003. Beginning in the first quarter of 2003, we began directing fewer research and development resources towards the CapnoProbe product and more resources towards other product applications of our technology base, including technology acquired from Vasamedics. Currently, we are developing these applications on our own, but we may develop one or more applications jointly with other corporate partner(s). In either case, we do not expect our research and development costs to materially decrease in the foreseeable future as our efforts have been redirected away from CapnoProbe to enhancements to our current Vasamedics products and other new product applications of our existing opto-chemical technology. The table below sets forth the various research and development expenses.

-------------------------------------------------------------------------------
                        Research and Development Expenses
-------------------------------------------------------------------------------
                                                       2003            2002
-------------------------------------------------------------------------------
Third party engineering firms - CapnoProbe         $      8,414    $    218,504
Materials and supplies consumed in development            6,785         107,819
of CapnoProbe
Prepaid R&D Supplies/Patent Costs Expensed              159,263              --
oyalty Payments to ICCM                                     -- *       400,000
All other costs of research and development           1,160,944       1,102,712
                                                   ------------    ------------
                                                   $  1,335,406    $  1,829,035
                                                   ============    ============

* Beginning in the first quarter of 2003, we recorded royalty payments to ICCM as cost of sales. These payments were previously included in research and development expenses, because we had no CapnoProbe sales.

Selling, general and administrative expenses for 2003 increased $115,871 to $1,267,586, or 10%, from $1,151,715 in 2002. The increase is primarily the result of efforts in support of the Vasamedics product line added in the fourth quarter of 2002 and charges and reversals of non-cash compensation expenses related to variable accounting applicable to our stock option plan. Selling, general and administrative expenses consist primarily of the cost of ongoing administrative activities, costs of maintaining our public status, selling expenses related to the Vasamedics product line, and non-cash compensation related to variable accounting applicable to our stock option plan. Excluding non-cash compensation expense which we are unable to anticipate, we expect selling, general and administrative expenses to increase from the 2003 level as we expand marketing efforts in support of our Vasamedics product line.

-------------------------------------------------------------------------------
                  Selling, General and Administrative Expenses
-------------------------------------------------------------------------------
                                                       2003            2002
-------------------------------------------------------------------------------
Non-cash compensation                              $     71,038    $    257,402
Vasamedics selling and administrative costs             414,000          95,000
All other selling, general and
administrative expenses                                 782,548         799,313
                                                   ------------    ------------
                                                   $  1,267,586    $  1,151,715
                                                   ============    ============

Interest income, interest expense and other income/expense for 2003 and 2002 was negligible, except for gains on sales of furniture and equipment of $21,185 in 2002.

Since our inception, we have experienced significant operating losses. We incurred a net loss of $2,281,119 in 2003 compared to a net loss of $1,852,506 in 2002. As of December 31, 2003, we had an accumulated deficit of $78,987,151. We anticipate that our operating losses will continue for the foreseeable future. Except for historical information contained herein, the disclosures in this report are forward looking statements. See "Risk Factors."


Comparison of fiscal years ended December 31, 2002 and 2001


We earned $1,055,914 in development fee revenues in 2002 compared to $687,500 in 2001. We earned $962,500 of these fees in 2002 and $687,000 of these fees in 2001 under our license agreement with Nellcor.

Net sales for 2002 were $518,882, all of which was in the fourth quarter of 2002. These sales were a combination of CapnoProbe product sold to Nellcor under a short term supply agreement and Vasamedics product. We had no sales in 2001.

Cost of goods sold for 2002 was $422,034. There was no cost of goods sold in 2001.

Research and development costs decreased to $1,829,035 in 2002 from $2,531,740 in 2001. Research and development costs for 2001 included a $554,549 write-off of obsolete inventory. We received reimbursements under our supply agreement with Nellcor for labor and overhead costs related to production of Nellcor owned tooling and manufacturing equipment of $230,762 and $28,335 in 2002 and 2001, respectively. We also capitalized labor and overhead costs of $84,904 in 2002 related to the production of pilot plant equipment and transferred $262,086 to cost of sales for efforts related to CapnoProbe product that we produced for Nellcor. In conjunction with efforts towards development of our CapnoProbe product, we paid third party engineering firms $218,504 and $41,275, and consumed materials and supplies of $107,819 and $35,850 in 2002 and 2001, respectively. Under the license agreement with ICCM, we paid minimum royalties of $400,000 and $300,000 in 2002 and 2001, respectively. Research and development activities in 2002 were directed primarily towards the CapnoProbe product. The table below sets forth the various research and development expenses described above.

-------------------------------------------------------------------------------
                        Research and Development Expenses
-------------------------------------------------------------------------------
                                                       2002            2001
-------------------------------------------------------------------------------
Write-off inventory                                $         --    $    554,549
Third party engineering firms - CapnoProbe              218,504          41,275
Materials and supplies consumed in
development of CapnoProbe                               107,819          35,850
Royalty Payments to ICCM                                400,000         300,000
All other costs of research and development           1,102,712       1,597,066
                                                   ------------    ------------
                                                   $  1,829,035    $  2,531,740
                                                   ============    ============

Selling, general and administrative expenses for 2002 increased $267,263 to $1,151,715, or 30%, from $884,452 in 2001. We recognized non-cash compensation expenses of $257,402 and $104,207 in 2002 and 2001 related to stock options, respectively. Also, we incurred additional costs of approximately $95,000 related to sales and administration of the Vasamedics product line in the fourth quarter of 2002. The table below sets forth the various selling, general and administrative expenses described above.

-------------------------------------------------------------------------------
                  Selling, General and Administrative Expenses
-------------------------------------------------------------------------------
                                                       2002            2001
-------------------------------------------------------------------------------
Non-cash compensation                              $    257,402    $    104,027
Vasamedics selling and administrative costs
in the fourth quarter, 2002                              95,000              --
All other selling, general and
administrative costs                                    799,313         780,425
                                                   ------------    ------------
                                                   $  1,151,715    $    884,452
                                                   ============    ============


Interest expense for 2001 included a non-cash interest charge of $709,080 due to beneficial conversion features relating to our convertible securities. Excluding this non-cash interest charge, interest expense decreased $76,119 to $428 in 2002 from $76,547 in 2001. The decrease was the result of interest bearing notes that were converted to stock in 2001 and capitalized leases that expired in 2001. Interest income in 2002 and 2001 was nominal.


Other income/expense in the first quarter of 2001 included income of $95,345 from state sales tax refunds. Except for state sales tax refunds, other expense and income items for 2002 and 2001 were insignificant.




Liquidity and Capital Resources


To date, we have financed our operations primarily through the sale of equity and debt securities. From inception through December 31, 1995, we raised net proceeds of $30,400,000 from private equity financings and stock option exercises. In the first quarter of 1996, we completed an initial public offering of our common stock that resulted in net proceeds to us of approximately $33,916,000. In January 1998, we sold 73,534 shares of common stock to Instrumentation Laboratory, which represented 4.99% of our outstanding common stock following completion of the transaction, at a price of $30.00 per share for a total price of $2,206,015.

In March 2000, we issued convertible promissory notes in the aggregate principal amount of $1,400,000, pursuant to an Investment Agreement with Circle F and Special Situations Fund III, L.P. In December 2001, the $700,000 note held by Special Situations Fund III converted into units at a conversion price equal to $25,000 per unit, each unit consisting of 8,333 shares of common stock and a five-year warrant to purchase 2,083 shares of common stock at an exercise price of $3.00 per share for a total of 233,333 shares of common stock and a warrant to purchase 58,333 shares of common stock. In December 2001, the $700,000 principal amount of notes held by Circle F converted into units at a conversion price equal to $12,500 per unit, each unit consisting of 8,333 shares of common stock and a five-year warrant to purchase 2,083 shares of common stock at an exercise price of $1.50 per share for a total of 466,667 shares of common stock and warrants to purchase 116,666 shares of common stock. Circle F beneficially owns approximately 67.5% of our outstanding common stock, including shares of Series A preferred stock and Series B preferred stock, which are convertible into common stock. Charles D. Snead, Jr., one of our directors, is a consultant and attorney for Circle F, Hayden R. Fleming and their affiliates and related companies.


On August 11, 2000, we entered into a Securities Purchase Agreement pursuant to which we agreed to issue, and Circle F agreed to purchase upon our request, up to 4,333,334 shares of our Series A preferred stock for an aggregate purchase price of $1,500,000. At such time we agreed to sell 1,000,000, 1,333,334 and 2,000,000 shares of our Series A preferred stock at $0.50, $0.375 and $0.25, respectively. We sold

1,000,000 shares of the Series A preferred stock to Circle F at $.50 per share for a total of $500,000 on August 11, 2000, 1,333,334 shares of the Series A preferred stock to Circle F at $.375 per share for a total of $500,000 on October 3, 2000 and 2,000,000 shares of the Series A preferred stock to Circle F at $.25 per share for a total of $500,000 on December 28, 2000. As a result of the one-for-six reverse split of our common stock on September 13, 2002, each share of Series A preferred stock is now convertible into one-sixth of a share of our common stock, or a total of 722,222 shares of common stock. The adjusted closing price of our common stock on August 11, 2000, October 3, 2000 and December 28, 2000 was $3.56, $3.75 and $1.59, respectively, or $0.59, $0.63 and
$0.27, prior to giving effect for the reverse stock split. The terms of the Securities Purchase Agreement provide for all options held by our current employees and directors to be reduced to the weighted average, common stock equivalent price at which Circle F purchased Series A convertible preferred stock of $2.08, as adjusted for the reverse stock split. Prior to their amendment, these options had exercise prices ranging from $54.00 to $5.40 per share. Such reduction resulted in the option plan being subject to variable accounting rules.

Between March 8, 2001 and October 4, 2001, we entered into a series of Bridge Loan Agreements with Circle F under which Circle F advanced us $1,489,000 to fund our operations. These advances were evidenced by convertible promissory notes, and each advance was due and payable one year after the date of the advance. On June 12, 2002, Circle F converted these notes into 992,667 shares of common stock at a conversion price of $1.50 per share.


Between March 6, 2002 and June 19, 2003, Circle F had advanced $2,689,000 to us, $2,224,000 of which was advanced in 2002 and $465,000 in 2003. These advances were unsecured, bore no interest and contained no conversion features. On June 23, 2003, we entered into a Stock Purchase Agreement pursuant to which Circle F converted an aggregate of $2,689,000 in cash advances into 179,267 shares of our Series B preferred stock at a conversion price of $15.00 per share. Circle F also purchased 57,667 shares of our Series B preferred stock at a purchase price of $15.00 per share and an aggregate purchase price of $865,005. Each share of Series B preferred stock is currently convertible into five shares of our common stock.

Our current liabilities, not including advances from shareholders, were $460,449 at December 31, 2003 compared to $690,540 at December 31, 2002, or a reduction of $230,091. The reduction reflects the impact of paying two larger items included in the December 31, 2002 balance in the first quarter of 2003 for which no similar liabilities were outstanding at December 31, 2003. The first item was a $77,474 payable to a subcontractor for CapnoProbe instruments shipped to Nellcor in December 2002. The second item was a $82,150 payable to Vasamedics LLC, representing funds received from a customer of Vasamedics LLC for which the Company had no financial interest.

Our cash and cash equivalents were $17,321 at December 31, 2003 and $243,752 at December 31, 2002. The decrease in our cash balance is due to the proceeds from notes payable of $615,000 and proceeds from the sale of preferred stock of $865,005 being more than offset by the operating losses described above. We incurred cash expenditures of $1,639,395 for operations and $106,935 for capital expenditures in 2003.

We estimate that we will need to raise approximately $4,000,000 in additional capital in order to continue operations through 2004. We believe that Circle F will continue to advance sufficient funds to us to enable us to continue operations in order for Circle F to obtain a return on its significant investment to date. However, there can be no assurance that Circle F will do so. There can be no assurance that we will be able to obtain sufficient product sales, royalty revenues, and contract development fees from other sources or additional funding. If we are unable to obtain additional financing and revenues when needed, we will likely be forced to cease operations. From December 11, 2003 through March 25, 2004, Circle F advanced us $990,000.

                                    BUSINESS

General


Optical Sensors Incorporated is a technology development company specializing in low-cost sensors and instruments for non-invasive assessment of critical hemodynamic parameters. Our mission is to leverage proprietary sensor technologies into innovative and low cost applications for minimally-to-non-invasive medical diagnostic and management products. Our core technology of sensors, hardware and software systems can be incorporated into a variety of low-cost, fluid, blood and tissue-contacting measurement systems.

We were originally founded in 1989 to develop a point-of-care monitoring system using proprietary fiber-optic chemical and manufacturing technology. In January 1997, we introduced our first product, the SensiCath(TM) Blood Gas Monitoring System. The SensiCath System was a unique, bedside monitor for use in measuring three critical blood parameters: pH (the acid/base balance), PCO//2// (carbon dioxide) and PO//2// (oxygen). Although the SensiCath System was a technical success, we were unable to profitably manufacture and sell the SensiCath. As a result, we suspended sales activity of the SensiCath System in January 1999 and reduced expenses and personnel (including sales and marketing personnel) in order to focus our resources on development and commercialization of the non-invasive CapnoProbe Sensor System. This handheld device uses our carbon dioxide, or CO//2//, technology in a probe that is slipped under the tongue like a thermometer. It non-invasively measures the tissue CO//2// of the mucous membrane in the mouth -- a sensitive measure that can indicate reduced blood flow to non-vital organs. Reduced blood flow, or "hypoperfusion," can be an early manifestation of clinical shock, even when traditional vital signs may still appear relatively normal. Diagnosis of inadequate tissue perfusion may be difficult in its early stages when the signs and symptoms are masked by the body's natural compensatory mechanisms that preserve blood supply to vital organs by reducing blood flow to other organs. If treatment is delayed to the point that the body's compensatory systems can no longer maintain adequate circulation and vital tissue perfusion, the consequences can be disastrous for the patient. To date, there has been no rapid, low-cost, non-invasive method to objectively determine when a patient has inadequate tissue perfusion. In April 2001, we received 510(k) clearance from the Food and Drug Administration, or FDA, to market the current configuration of the CapnoProbe Sensor System.

On September 28, 2001, we entered into an exclusive license agreement with Nellcor Puritan Bennett, or Nellcor, under which Nellcor is the exclusive worldwide manufacturer and distributor of CapnoProbe(TM). We retained the rights to tissue carbon dioxide sensing and monitoring for all applications other than the detection and monitoring of shock. We believe these rights are valuable for other applications of non-invasive tissue carbon dioxide monitoring, such as monitoring changes in local and regional perfusion and monitoring during surgery or during esophageal or colorectal exams. Nellcor began the initial phase of commercial release of the CapnoProbe system in the fourth quarter of 2002. We received a total of $2 million in milestone payments in 2001, 2002 and 2003 under the license agreement. We also entered into a supply agreement with Nellcor under which we manufactured the CapnoProbe for Nellcor for a transition period, while Nellcor established its own manufacturing operations. Nellcor established its own manufacturing operation in Mexico in the fourth quarter of 2003, at which time our production of the CapnoProbe product ceased. Future CapnoProbe revenues will be from royalty payments from Nellcor to us, less a royalty to be paid by Nellcor on our behalf to the Institute of Critical Care Medicine, or ICCM, pursuant to a July 1998 license agreement between us and ICCM and subsequent agreements among us, ICCM and Nellcor. The royalty rates are based upon a net gross margin calculation for the disposable components and an aggregate gross margin calculation for the instrument.

On October 1, 2002, we acquired from Vasamedics LLC certain assets related to medical instrumentation for patient monitoring of laser Doppler blood flow and related measurements. The purchase price was approximately $158,000 and consisted of paying off certain debt of Vasamedics. In addition, two former owners of Vasamedics are eligible for cash payments and options that vest if we achieve certain future sales milestones over the first three years following the acquisition. The maximum cash payment that can be earned is $220,000 and the maximum number of options is 75,000, which will be accounted for as additional purchase price when, and if, such milestones are met. As of December 31, 2003, no sales milestones have been met. We funded the purchase price with advances from Circle F Ventures, LLC, Circle F Ventures II, LLC and their affiliates. We sometimes collectively refer to Circle F Ventures, LLC, Circle F Ventures II, LLC and their affiliates as Circle F, and they beneficially own approximately 67.3% of our common stock, assuming the conversion of their Series A and Series B preferred stock. We also hired four employees of Vasamedics and retained one former employee of Vasamedics as an independent contractor. The acquisition enables us to incorporate mechanical assessment of perfusion (the use of a laser Doppler sensor and velocimeter combined with pressure) with our proprietary metabolic means of assessing perfusion (the use of carbon dioxide, pH, oxygen and hematocrit sensor systems). Inadequate systemic tissue perfusion (blood flow into the tissues) is a clinical syndrome known as shock. Changes from normal local or regional tissue perfusion may be an indication of lack of blood flow to an organ, lack of that organ's ability to use oxygen being delivered to it and/or lack of normal vasculature of the organ (e.g., cancer). Additionally, the acquisition provides us direct sales contact with customers in areas of future market interest.


The CapnoProbe


The CapnoProbe is a handheld device with a CO//2// probe that is slipped under the tongue like a thermometer that non-invasively measures the tissue CO//2// of the mucous membrane in the mouth -- a sensitive measure that can indicate reduced blood flow to non-vital organs. Reduced blood flow, or "hypoperfusion," can be an early manifestation of clinical shock, even when traditional vital signs may still appear relatively normal, as in compensated shock cases. The CapnoProbe's disposable CO//2// probe is self-calibrating and provides CO//2// readings in approximately one minute. One CapnoProbe sensor will be used on one patient for a single measurement. Multiple measurements would be made depending on the severity of the patient's state and response to therapy. The CapnoProbe instrument is portable, rugged and battery operated.

Vasamedics Product Line

Vasamedics provides laser Doppler instrumentation for blood flow and skin perfusion pressure monitoring. Patients served by this technology include those with chronic foot ulcers, diabetics, and candidates for amputation. Vasamedics LASERDOPP(R) PV2000 measures Skin Perfusion Pressure ("SPP") to provide a quantitative evaluation of small vessel disease in these patients. Other competing test methods provide only qualitative information or they are too time consuming and insensitive. The PV2000 also provides Pulse Volume waveform analysis, which allows caregivers to interpret intraluminal changes in connection with occlusive disease. Vasamedics Laserflo BPM/2/ technology allows monitoring of microvascular blood flow in tissue at risk of ischemic injury. This product provides information via laser and fiber optics technology.

We are currently developing a second generation of the Vasamedics product line, called SensiLase(TM) PAD 3000 Skin Perfusion Pressure System. This second generation product provides two benefits.

.. First, this product will be more focused on the wound management market. The wound management market is principally comprised of patients with foot ulcers. Foot ulcers affect 15% (2.4 million) of all diabetics (16 million) in the United States. Five percent of patients with diabetes undergo toe or foot amputation secondary to intractable ulceration. On average there are 34,000 toe amputations a year. The Vasamedics SPP is unique in that it reliably predicts wound healing, is user-friendly and can be used in a wider variety of foot wound situations than conventional technology.

.. Second, this product can be used as part of our non-invasive hemodynamic platform. We intend to include modularized systems such as SPP, tissue carbon dioxide, tissue pH, pulse oximetry and non-invasive cardiac output (the latter three modules are currently under development) in this platform. A platform that includes multiple parameters, all of which are monitored non-invasively, moves the availability of these critical parameters from acute care only (intensive care units and operating room) to most non-acute care settings (general ward, emergency room, physician office, cardiology clinics, dialysis centers). This non-invasive monitoring system will be used to provide cardiac, metabolic and respiratory diagnostics for patients suffering from coronary artery and peripheral arterial disease. The non-acute care settings (approximately 50,000 sites) have a real need for this information because there are well over 100 million office visits for cardio-respiratory symptoms each year.

We submitted the second-generation product, SensiLase, to the Food and Drug Administration as a 510(k) Class II device in the first quarter of 2004, and we expect clearance-to-market late in the second quarter or early in the third quarter of 2004.


Sales and Marketing

We do not maintain any sales or marketing personnel for CapnoProbe. We excluded from the license we granted to Nellcor forward military applications of the CapnoProbe. Specifically, the Company's business development function is investigating sales of CapnoProbe to military organizations for use in triage of soldiers in combat situations.


We have sales and marketing personnel that support sales of the Vasamedics product through a group of five independent U.S. dealer representatives and one independent contractor. We also have distributors that sell Vasamedics product in Mexico, Germany, Turkey, Canada, Singapore and Japan. In January 2004, we hired a Vice President of Sales and Marketing to create and implement a market and sales distribution strategy for the SensiLase and the complimentary hemodynamic monitors that are under development.


Research and Development


Our research and development staff completed the incorporation of the Nellcor product and market specifications into the design of the CapnoProbe technology and is currently supporting the launch of the SensiLase as well as developing other non-invasive metabolic perfusion systems such as a local/regional tissue perfusion system. The Vasamedics technology complements these activities because the laser Doppler technology provides a means to assess mechanical blood flow. Our research and development expenses for the fiscal years ended December 31, 2003 and 2002 were $1,335,406 and $1,829,035, respectively. We anticipate that we will continue to spend significant amounts on research and development activities for the foreseeable future.


Manufacturing and Supply


We maintain approximately 4,000 square feet of manufacturing space, which includes a Class 10,000 clean room. We use this space and capability to manufacture our Vasamedics product and to provide prototype manufacturing for new products.


Competition


Competition in the medical device industry in general is intense and expected to increase. To our knowledge, however, there are no commercially available products that would directly compete with the CapnoProbe. The CapnoProbe would indirectly compete with the Datex-Ohmeda (Instrumentariun Corporation) TONOCAP system. This product measures CO//2// in the tissue of the stomach wall as an indicator of shock and has only recently been introduced to critical care medicine. The TONOCAP system requires placement of a balloon catheter into the stomach and measures air or saline from the balloon at regular intervals. However, the administration of a histamine-2 receptor (e.g., Tagamet) and a stomach free of food are required for accurate measurements, making the TONOCAP a difficult product to use in emergency situations where it is most needed. Even with its limitations, there is a growing body of literature that reinforces the importance of measuring gastrointestinal CO//2// as a method of diagnosing shock since there is evidence that if elevated CO//2// cannot be reversed within six to 24 hours, aggressive treatment will not be effective.


We believe that the principal competitive factors for the CapnoProbe will be accuracy, rapid results, cost-effectiveness and price. Our competitors have significantly greater financial, technical, research, marketing, sales, distribution and other resources than we do. There can be no assurance that our competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than those developed or marketed by us or that would render our technology and products obsolete or noncompetitive. Furthermore, there can be no assurance that the emergence of new products, technologies or procedures will not reduce the need for the CapnoProbe.

Our Vasamedics product line has four main competitors: Perimed AB, Moor Instruments Ltd., Transonic Systems Inc. and Oxfor Optronix Ltd. Each company has different capabilities and approaches to the determination of local/regional tissue perfusion. We believe that the incorporation of our technology into the Vasamedics instrument will result in a differentiable and improved perfusion diagnostic system in comparison to our competitors. There can be no assurance that Vasamedics competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than those developed or marketed by us or that would render our technology and products obsolete or noncompetitive. Furthermore, there can be no assurance that the emergence of new products, technologies or procedures will not reduce the need for the Vasamedics product.


Patents and Proprietary Rights


We seek to protect technology, inventions and improvements that we consider important through the use of patents and trade secrets. We currently hold or have a license to practice 35 U.S. patents covering our technology, eight of which are specifically related to the CapnoProbe and four of which specifically cover Vasamedics products. One material patent will expire in 2013, and all of our other material patents expire in 2018 or later. We have filed a number of patent applications in the United States, Japan and key European countries. There can be no assurance, however, that our patents will provide competitive advantages for our products, or that such rights will not be challenged or circumvented by competitors. In addition, there can be no assurance that any patents covered under any pending patent applications will be issued. Claims made under patent applications may be denied or significantly narrowed and the issued patents, if any, may not provide significant commercial protection to us. We could incur substantial costs in proceedings before the U.S. Patent and Trademark Office, including interference proceedings. These proceedings could result in adverse decisions as to the priority of our inventions.

In July 1998, we entered into a patent license agreement with the Institute of Critical Care Medicine, or ICCM, which provides us with the exclusive, worldwide right under ICCM's pending and issued patents to use our technology to assess tissue perfusion under the tongue (sublingually) and in the esophagus to aid in the diagnosis and monitoring of shock. The CapnoProbe product developed by us is subject to royalties under the license agreement. We are required under the license agreement to pay ICCM an annual minimum royalty of $400,000 through 2005, after which we may elect to continue to pay an annual minimum royalty of $400,000 for an exclusive license or to forego the minimum royalty payment and retain the license on a non-exclusive basis. We are also obligated to pay ICCM a customary royalty equal to a percentage of sales, which varies depending on the selling price to the customer of the CapnoProbe.

On September 28, 2001, we entered into an exclusive license agreement with Nellcor Puritan Bennett under which Nellcor will be the exclusive worldwide manufacturer and distributor of our CapnoProbe product. We granted Nellcor exclusive manufacturing and distribution rights to the CapnoProbe product for the "assessment of systemic hypoperfusion" or, in lay terms, shock. We excluded from the license we granted to Nellcor forward military applications of the CapnoProbe product. Future CapnoProbe revenues will be from royalty payments from Nellcor to us, less a royalty to be paid by Nellcor on our behalf to ICCM, pursuant to our license agreement with ICCM and subsequent agreements among us, ICCM and Nellcor. The royalty rates are based upon a net gross margin calculation for the disposable components and an aggregate gross margin calculation for the instrument.


On October 1, 2002, we acquired from Vasamedics LLC certain assets related to medical instrumentation for patient monitoring of laser Doppler blood flow and related measurements. As part of that acquisition we acquired four patents related to skin perfusion pressure and laser Doppler flow monitoring.

While we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by third parties, there can be no assurance that we do not infringe any patents or other proprietary rights held by third parties. If an infringement claim were made, the costs incurred to defend the claim could be substantial and adversely affect our business, even if we were ultimately successful in defending the claim. If our products were found to infringe any proprietary right of a third party, we could be required to pay significant damages or license fees to the third party or cease production. Litigation may also be necessary to enforce patent rights held by us, or to protect trade secrets or techniques owned by us. Any such claims or litigation could result in substantial costs and diversion of effort by management.

We also rely on trade secrets and other unpatented proprietary technology. There can be no assurance that we can meaningfully protect our rights in such unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. We seek to protect our trade secrets and proprietary know-how, in part, with confidentiality agreements with employees and consultants. There can be no assurance that the agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to or independently developed by competitors.

Government Regulation

Our products, development activities and manufacturing processes are subject to regulation by numerous governmental authorities, principally the United States Food and Drug Administration and corresponding foreign agencies. In the United States, the FDA administers the Federal Food, Drug and Cosmetics Act and amendments thereto, including the Safe Medical Devices Act of 1990. We are subject to the standards and procedures respecting manufacture and marketing of medical devices contained in the Federal Food, Drug and Cosmetics Act and the regulations promulgated thereunder and are subject to inspection by the FDA for compliance with such standards and procedures. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution.


In the United States, medical devices are classified into one of three classes (class I, II or III), on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and effectiveness. Under FDA regulations, class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to good manufacturing practices) and class II devices are subject to general and special controls (e.g., performance standards, postmarket surveillance, patient registries and FDA guidelines). In general, class III devices (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to a legally marketed device), in addition to being subject to general and special controls, must receive pre-market approval ("PMA") by the FDA to ensure their safety and effectiveness.


Before a new or significantly modified device can be introduced into the market, the manufacturer must generally obtain marketing clearance through a 510(k) notification or approval of a PMA application. A

510(k) clearance will be granted if the proposed device is "substantially equivalent" to a predicate device (i.e., a legally marketed class I or class II medical device, or a class III medical device for which the FDA has not called for the submission of a PMA application). Commercial distribution of a device for which a 510(k) notification is required can begin only after the FDA issues a written determination that the device is "substantially equivalent" to a predicate device. The process of obtaining a 510(k) clearance typically can take several months to a year or longer. A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed class I or class II device, or if it is a class III device for which the FDA has called for a PMA application. Certain class III devices that were on the market before May 28, 1976 ("preamendments class III devices"), and devices that are substantially equivalent to them, can be brought to market through the 510(k) process until the FDA calls for the submission of PMA applications for preamendments class III devices. The process of obtaining a PMA can be expensive, uncertain and lengthy, frequently requiring anywhere from one to several years from the date the PMA is submitted to the FDA, if approval is obtained at all.

In December 2000, we received 510(k) clearance from the FDA to market the early version of the CapnoProbe Sensor System with a disposable sensor and a bench top instrument. In April 2001, we received 510(k) clearance from the FDA to market a hand-held, battery-operated version of the bench top instrument.

We also have 510(k) clearance to market both the Vasamedics LASERDOPP PV2000 and BPM/2/ products. Both systems consist of reusable components and bench top instruments.


We are also subject to regulation in each of the foreign countries in which we sell our products with regard to product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our products in such countries are similar to those of the FDA. The national health or social security organizations of certain countries require our products to be qualified before they can be marketed in those countries. Delays in receipt of such approvals or clearances, or a failure to receive such approvals or clearances, or the loss of any previously received approvals or clearances, could have a material adverse effect on our business. To date, we have not experienced significant difficulty in complying with these regulations. In February 1997, we received the European Medical Devices Directorate ("MDD") approval to place the "CE" mark on our products. The CE mark enables our products to be marketed, sold and used throughout the European Union, subject to limited "safeguard" powers of member states. As a result of our recent acquisition of the Vasamedics product line, we are in the process of integrating quality systems and are planning to recertify our quality systems to meet MDD during 2004.


We are subject to periodic inspections by the FDA, which is charged with auditing our compliance with good manufacturing practices established by the FDA and other applicable government standards. Strict regulatory action may be initiated in response to audit deficiencies or to product performance problems. Although our manufacturing facility is not currently ISO 9001 certified, we believe that it is ISO 9001 compliant. We also believe that our manufacturing and quality control procedures are in compliance with the requirements of the FDA and MDD regulations. Failure to maintain good manufacturing practices could have a material adverse effect on our business.

Employees


As of January 1, 2004, we had 23 full-time employees and one part-time employee. None of our employees are covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Properties


Our facilities are located at 7615 Golden Triangle Drive, Suite C, Technology Park V, Minneapolis, Minnesota, and consist of approximately 18,300 square feet. We lease these facilities pursuant to a lease that expires on March 31, 2006. The lease provides for rent of approximately $18,600 per month, including base rent and a pro rata share of operating expenses and real estate taxes.


Legal Proceedings

There are no material pending or threatened legal, governmental, administrative or other proceedings to which we are a party or of which any of our property is subject.

                                   MANAGEMENT


Our executive officers and directors, their ages and the offices held, as of March 15, 2004, are as follows:

          Name              Age                       Title
-------------------------  ----  -----------------------------------------------

Paulita M. LaPlante         46   President, Chief Executive Officer and Director

Wesley G. Peterson          56   Chief Financial Officer, Vice President of
                                 Finance and Administration and Secretary

Victor Kimball              40   Vice President of Business Development and
                                 Research

Eugene Paul Maloney         50   Vice President of Product Development

Terry J. Duesterhoeft       47   Vice President of Sales and Marketing

Richard B. Egen (1)         65   Director

Charles D. Snead, Jr. (1)   71   Director


----------

     (1)  Member of the Audit Committee


Paulita M. LaPlante has been the President and a Director of Optical Sensors since September 1998 and Chief Executive Officer of Optical Sensors since December 1998. From June 1994 to September 1998, Ms. LaPlante served as Optical Sensors' Vice President of Worldwide Sales, Marketing and Business Development and was Director of Marketing and Business Development from April 1992 to June 1994. She also served as Optical Sensors' interim Vice President of Research and Development from January 1994 to September 1994. Ms. LaPlante served on the board of VidaMed, Inc. from November 1999 to August 2002, and has served on the board of Qualigen, Incorporated, a privately held provider of blood testing systems, since January of 2004.


Wesley G. Peterson has been Optical Sensors' Chief Financial Officer since January 1992, Vice President of Finance and Administration since June 1994 and Secretary since July 1992. He was also Director of Finance and Administration from January 1992 to June 1994.


Victor Kimball has been Optical Sensors' Vice President of Business Development and Research since December 2003. From December 1998 to December 2003, Mr. Kimball served as Optical Sensors' Vice President, Strategic Planning and Product Development. From June 1997 to October 1998, Mr. Kimball was Director of Engineering and Business Development and from January 1995 to June 1997, he was Director of Engineering. From June 1992 to January 1995 he was Engineering Manager.

Eugene Paul Maloney has been Optical Sensors' Vice President of Product Development since December 2003. From April 2001 to May of 2003, Mr. Maloney served as Vice President of Engineering of Hypertension Diagnostics, Inc., a medical device company focused on the assessment of cardiovascular disease. From 1990 to 2001, Mr. Maloney served as President and Chief Engineer of Solutions Engineering, Inc., a design services firm.

Terry J. Duesterhoeft has been Optical Sensors' Vice President of Sales and Marketing since Janauary 2004. From March 2001 to November 2003, Mr. Duesterhoeft served as Vice President of Marketing and Business Development of ZONARE Inc., an ultrasound imaging company. From March 1998 to March 2001, Mr. Duesterhoeft served as Global Marketing Manager of General Electric Medical Systems ultrasound business.


Richard B. Egen has been a Director of Optical Sensors since June 1997. Mr. Egen currently serves as the Chairman of the Board of Directors of Aksys, Ltd. From January 1997 to July 2001, Mr. Egen served as President and Chief Executive Officer of NephRx Corporation, an early stage biotechnology company. From January 1996 to December 1996, he served as a consultant to Baxter International, Inc. ("Baxter") and Nestle, S.A. ("Nestle") for clinical nutrition and start up medical companies. From January 1989 to December 1995, he served as President and Chief Executive Officer of Clintec International, Inc., a joint venture between Baxter and Nestle that develops, manufactures, markets and distributes clinical nutrition solutions and formulations. Prior to joining Clintec International, Inc., Mr. Egen served in several positions at Baxter, including Senior Vice President and a member of Baxter's Senior Management Committee.


Charles D. Snead, Jr. has been a Director of Optical Sensors since June 2000. Mr. Snead is an attorney and has served in various legal, executive, and board of director positions in several New York and Nasdaq stock exchange listed companies over a period of 30 years. Mr. Snead has been self employed as a consultant and attorney during the previous five years and includes Circle F Ventures, LLC and Hayden R. Fleming and their affiliates and related companies as one of his clients. From June 28, 1996 to April 15, 1999, Mr. Snead served as President, Chief Executive Officer, Director, Treasurer and Chief Financial Officer of FBR Capital Corporation, during its transition from a fragrance manufacturer to a time and attendance systems company.


Board Committees

The Board has established an Audit Committee and a Compensation Committee. The Audit Committee provides assistance to the Board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices of Optical Sensors, and reviews the annual financial statements of Optical Sensors, the selection and work of independent auditors and the adequacy of internal controls for compliance with corporate policies and directives. The Compensation Committee makes recommendations to the Board of Directors concerning the compensation of Optical Sensors' directors, executive officers and key managers, and acts on such other matters relating to their compensation as it deems appropriate. In addition, the Compensation Committee administers Optical Sensors' stock option plans, pursuant to which incentive stock options and non-statutory stock options may be granted to eligible key employees, officers, directors and consultants of Optical Sensors, and Optical Sensors' Employee Stock Purchase Plan, pursuant to which employees of Optical Sensors may purchase shares of Common Stock directly from Optical Sensors on favorable terms through payroll deductions.

Director Compensation

Our directors receive no cash compensation for their services as members of the Board of Directors, although their out-of-pocket expenses incurred on our behalf are reimbursed. We do, however, periodically compensate our directors through the granting of stock options.

On April 15, 1999, each director who was not an employee was granted an option to purchase 3,333 shares of common stock at an exercise price of $7.50 per share, the fair market value of our common stock on that date. These options become exercisable, on a cumulative basis, with respect to 25% of the shares covered by the option on each of the first four anniversary dates of the grant, and expire on April 14, 2009.

On July 26, 2001, we granted Richard Egen and Charles Snead each an option to purchase 11,435 shares of common stock at an exercise price of $2.25 per share. These options become exercisable, on a cumulative basis, with respect to 25% of the shares covered by the option, on each of the first four anniversary dates of the grant, and expire July 25, 2011. Additionally, we made two separate milestone grants. Under the first milestone grant, we granted Richard Egen and Charles Snead each a non-statutory stock option under our option plan to purchase 8,357 shares of common stock at an exercise price of $2.25 per share. The vesting timeframe for these options was, in part, contingent upon our executing an agreement with a major medical company for the distribution of our CapnoProbe product. This milestone was satisfied on September 28, 2001 when we entered into an exclusive license agreement with Nellcor Puritan Bennett under which Nellcor will be the exclusive worldwide manufacturer and distributor of our CapnoProbe(TM) product. As a result, these options become exercisable, on a cumulative basis, with respect to 25% of the shares covered by such option on each of the first four anniversary dates of the grant, and expire July 25, 2011. Under the second milestone grant, we granted Richard Egen and Charles Snead each a non-statutory stock option under the plan to purchase 8,357 shares of common stock at an exercise price of $2.25 per share. The vesting timeframe for these options was, in part, contingent upon our completing an equity financing resulting in gross proceeds of at least $2 million. This milestone was satisfied on June 23, 2003, when Circle F converted an aggregate of $2,689,000 in cash advances into 179,267 shares of our Series B preferred stock at a conversion price of $15.00 per share and purchased 57,667 shares of our Series B preferred stock at a purchase price of $15.00 per share, or an aggregate purchase price of $865,005. As a result, these options become exercisable, on a cumulative basis, with respect to 25% of the shares covered by such option on each of the first four anniversary dates of the grant, and expire July 25, 2011.

We did not make any option grants to non-employee directors during 2003.


Executive Compensation


The following table provides summary information concerning cash and non-cash compensation paid to or earned by our Chief Executive Officer and those executive officers who received or earned cash and non-cash salary and bonus of more than $100,000 for the fiscal year ended December 31, 2003.


                           Summary Compensation Table


                                                         Annual          Long-Term
                                                      Compensation      Compensation
                                                  --------------------  ------------
                                                                         Securities
                                                                         Underlying
Name and Principal Position                 Year   Salary($)  Bonus($)   Options(#)
------------------------------------------  ----  ----------  --------  ------------
Paulita M. LaPlante                         2003  $  180,000  $      0             0
President and                               2002     180,000         0             0
Chief Executive Officer                     2001     180,000         0       121,885

Victor Kimball                              2003  $  139,600  $      0             0
Vice President, Strategic Planning and      2002     133,000         0             0
Product Development                         2001     127,200         0        48,754

Wesley G. Peterson                          2003  $  115,250  $      0             0
Chief Financial Officer, Vice President of  2002     110,000         0             0
Finance and Administration and Secretary    2001     110,000         0        48,754

Stock Option Grants and Exercises

Our executive officers named above did not receive or exercise any options during the year ended December 31, 2003.


                         Aggregated Option Exercises In
               Last Fiscal Year and Fiscal Year-End Option Values


     The following table summarizes the potential realizable value of the options held by our executive officers named above at December 31, 2003.

                         Number of Securities         Value of Unexercised
                        Underlying Unexercised        In-the-Money Options
                     Options at December 31, 2003    at December 31, 2003(1)
                     ----------------------------  --------------------------
Name                 Exercisable   Unexercisable   Exercisable  Unexercisable
-------------------  -----------  ---------------  -----------  -------------
Paulita M. LaPlante      129,232           62,720  $   250,900  $     116,339
Victor Kimball            48,280           28,500       93,456         53,439
Wesley G. Peterson        49,226           27,555       95,370         51,526


----------


(1) Value based on the difference between the fair market value of the common stock on December 31, 2003 of $4.10 and the exercise price of the options. Options are in-the-money if the market price of the shares exceeds the option exercise price.


Change in Control Arrangements


     In August 1999, our Board of Directors approved three new severance pay plans for our employees, including a severance pay plan for our executive officers. Certain of our executive officers are covered by the severance pay plan. The severance pay plan, as amended, provides for the payment of certain benefits to our executives who experience a "Qualifying Termination of Employment."


     A "Qualifying Termination of Employment" occurs if and only if:

     . We terminate the executive's employment, before or after a change in control, for any reason except "cause," death or disability, or

     . The executive terminates his or her employment either (1) prior to a change in control if his or her termination was a condition of the change in control or was requested or insisted upon by an unrelated person involved with the change in control or (2) during the 12 months after the change in control due to any of the following reasons:

        . A change in the executive's title, status, position, duties, authority or responsibilities as an employee in effect immediately prior to the change in control which in the executive's reasonable judgment is material and adverse, other than a change caused by an insubstantial or inadvertent action that Optical Sensors promptly remedies after becoming aware of the change;

        . A reduction in the executive's base pay or an adverse change in the form or timing of the payment of the base pay, as in effect immediately prior to the change in control or as thereafter increased;

        .  Certain adverse changes to specified employee benefit plans;

        . Relocation of the executive's place of work more than 30 miles from his or her work location immediately prior to the change in control;

        . The failure of the Optical Sensors to obtain the assent of the severance pay plan by an acquiror at least three days before a change in control occurs; or

        . Termination of employment for any reason other than death during the twelfth month following the month during which the change in control occurs.

     If an executive has a "Qualifying Termination of Employment," he or she will continue to receive his or her regular pay and continue to participate in all employee benefit plans until the date of termination specified in the notice of termination. In addition, the executive will receive the following:

     . A lump sum cash payment equal to 12 times the executive's monthly base pay payable within 10 days after the date of termination;

     .  A "gross up" payment for any excise tax liability; and

     . Indemnification and expense advances for damages, costs and expenses incurred in connection with all matters relating to the executive's service with or for Optical Sensors.

     The executive has no duty or obligation to seek or accept other employment in order to become or continue to be eligible for benefits under the severance pay plan.

     Before a change in control, our Board of Directors may amend the severance pay plan at any time and in any manner but the effective date of any amendment that adversely affects a participant must be at least one year after the amendment is approved by our Board of Directors. If a change in control occurs before an amendment becomes effective, the amendment automatically becomes null and void. On and after a change in control, the severance pay plan may be amended only if the participant affected by the amendment consents to the amendment in writing.

     Our Board of Directors may terminate the severance pay plan at any time subject to the following limitations:

  . Before a change in control, the effective date of the termination must be at least one year after the date on which the termination is approved by the board of directors; and

  . The severance pay plan cannot be terminated, and no termination will become effective, during the 12 month period after a change in control.


     Under our 1993 Stock Option Plan and the 2003 Stock Option Plan, upon the occurrence of a "change in control," all outstanding options granted under the plans will become and remain exercisable in full during their remaining terms regardless of whether the plan participants remain our employees. The acceleration of the exercisability of options under the plans may be limited in certain circumstances, however, if the acceleration would be subject to an excise tax imposed upon "excess parachute payments." In addition, the compensation committee of our Board of Directors may determine that some or all of the participants holding outstanding options will receive cash in an amount equal to the excess of the fair market value of such shares immediately before the effective date of the change in control over the exercise price per share of the options.

     Under the August 10, 2001 Investment Agreement between Optical Sensors and Circle F Ventures, our Board of Directors approved and Circle F Ventures agreed that upon a change in control, our employees, in the aggregate, will be paid a bonus equal to (A) One Hundred Percent (100%) of the proceeds to Optical Sensors or its shareholders from the change in control transaction between Fifteen Million Dollars ($15,000,000) and Sixteen Million Dollars ($16,000,000) plus (B) Ten Percent (10%) of the proceeds to Optical Sensors or its shareholders from the change in control transaction between Sixteen Million Dollars ($16,000,000) and Twenty Million Dollars ($20,000,000).


Stock Option Plan


Our board of directors adopted our 2003 Stock Option Plan on September 11, 2003, subject to stockholder approval. Our stockholders approved the plan on March 11, 2004. From time to time we grant options under our 2003 Stock Option Plan as amended. The option plan provides for the grant to employees, officers, directors, consultants and independent contractors of our company and our subsidiaries of options to purchase shares of common stock that qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, as well as non-statutory options that do not qualify as incentive stock options. This plan is administered by the Compensation Committee of our Board of Directors, which determines the persons who are to receive awards, as well as the type, terms and number of shares subject to each award.

We have reserved a maximum of 1,050,000 shares of common stock for issuance under the 2003 Plan, less (x) the number of shares subject to awards outstanding, as of the effective date of the 2003 Plan, under the Company's 1989 Omnibus Stock Option Plan and the Company's 1993 Stock Option Plan, plus (y) the number of shares in the foregoing clause (x) which are not thereafter issued or are forfeited and which would otherwise have become available for issuance under the terms of such plans. Under the terms of the 2003 Plan, we generally may not grant option awards relating to more than 100,000 shares of common stock to any participant during any calendar year. We currently have reserved an aggregate of 257,757 shares of common stock for awards under the option plan. As of March 31, 2004, options to purchase an aggregate of 105,478 shares of common stock were outstanding under the option plan, of which none were fully vested, and a total of 152,279 shares of common stock remained available for grant. As of March 31, 2004, the outstanding options under the plan were exercisable at a price $4.00 per share of common stock.

The exercise price of an option may not be less than 100% of the fair market value of a share of our common stock on the option grant date (or 110% with respect to an incentive stock option if the participant beneficially owns more than 10% of our outstanding stock). Under the 2003 Plan, "fair market value" means the closing bid price of a share of our common stock at the close of a regular daily trading session on the over-the-counter market on the OTC Bulletin Board. Aside from the maximum number of shares of common stock reserved under the plan, there is no minimum or maximum number of shares that may be subject to options under the plan. However, the aggregate fair market value of the stock subject to incentive stock options granted to any optionee that are exercisable for the first time by an optionee during any calendar year may not exceed $100,000. Options generally expire when the optionee's employment or other service is terminated with us. Options generally may not be transferred, other than by will or the laws of descent and distribution, and during the lifetime of an optionee, may be exercised only by the optionee. The term of each non-statutory option is fixed by our Compensation Committee at the time of grant. The term for each incentive stock option, which is fixed by our Compensation Committee at the time of grant, may not exceed ten years from the date the option is granted, except that an incentive option granted to a person holding more than 10% of our voting stock may be exercisable only for five years.

The option plan contains provisions under which options would become fully exercisable following certain changes in control of our company, such as (1) the sale, lease, exchange or other transfer of all or substantially all of the assets of our company to a corporation that is not controlled by us, (2) the sale, lease, exchange or other transfer of the assets comprising our CapnoProbe product line, (3) the approval by our stockholders of any plan or proposal for the liquidation or dissolution of our company, (4) certain merger or business combination transactions, or (5) certain changes in the composition of our Board of Directors.


Payment of an option exercise price may be made in cash, or at the Compensation Committee's discretion, in whole or in part by tender of a broker exercise notice, a promissory note or previously acquired shares of our common stock having an aggregate fair market value on the date of exercise equal to the payment required.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS




Between March 8, 2001 and October 4, 2001, we entered into a series of Bridge Loan Agreements with Circle F under which Circle F advanced us $1,489,000 to fund our operations. These advances were evidenced by convertible promissory notes, and each advance was due and payable one year after the date of the advance. On June 12, 2002, Circle F converted these notes into 992,667 shares of common stock at a conversion price of $1.50 per share.


Between March 6, 2002 and June 19, 2003, Circle F had advanced $2,689,000 to us, $2,224,000 of which was advanced in 2002 and $465,000 in 2003. These advances were unsecured, bore no interest and contained no conversion features. On June 23, 2003, we entered into a Stock Purchase Agreement pursuant to which Circle F converted an aggregate of $2,689,000 in cash advances into 179,267 shares of our Series B preferred stock at a conversion price of $15.00 per share. Circle F also purchased 57,667 shares of our Series B preferred stock at a purchase price of $15.00 per share and an aggregate purchase price of $865,005. Each share of Series B preferred stock is currently convertible into five shares of our common stock.

Between December 11, 2003 and March 25, 2004, Circle F advanced an aggregate of $990,000 to us, $150,000 of which was advanced in 2003 and $840,000 in 2004.
These advances are unsecured, bear no interest and contain no conversion features.


Charles D. Snead, Jr., one of our directors, is a consultant and attorney for Circle F and Hayden R. Fleming and their affiliates and related companies.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

From February 14, 1996, the date of our initial public offering, through May 11, 2000, our common stock was traded on The Nasdaq National Market. Since May 12, 2000, our common stock has traded in the over-the-counter market on the OTC Bulletin Board currently under the symbol OPTL.OB. The following table sets forth the quarterly high and low bid prices for our common stock for the periods indicated as reported by the OTC Bulletin Board. On April 16, 2002, our Board of Directors approved a one-for-six reverse split of our outstanding common stock. We submitted the reverse stock split to our shareholders for approval at a special meeting of shareholders on August 19, 2002. The reverse split became effective September 13, 2002. All per share numbers in the following table have been adjusted to reflect the reverse split.


   Quarter Ended       High      Low
------------------   -------   -------
December 31, 2003    $  5.00   $  3.75
September 30, 2003      4.75      3.00
June 30, 2003           3.30      3.00
March 31, 2003          4.90      3.00

December 31, 2002    $  6.00   $  3.32
September 30, 2002      3.96      3.12
June 30, 2002           4.50      2.70
March 31, 2002          4.32      2.22


The foregoing prices reflect inter-dealer prices, without dealer markup, markdown or commissions, and may not represent actual transactions.


As of March 15, 2004, we had approximately 94 stockholders of record and 2200 beneficial owners of our common stock.


We have never paid any cash dividends on our common stock, and do not anticipate paying any cash dividends on our common stock in the foreseeable future.


See "Certain Relationships and Related Transactions" for a description of all sales of unregistered securities by Optical Sensors since January 1, 2003. All such sales were made in reliance on an exemption from registration under Section 4(2) of the Securities Act, based on investment representations given by the purchasers of such securities. Optical Sensors did not pay any commissions with respect to the sale of such securities.

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT


     The following table sets forth information known to us with respect to the beneficial ownership of each class of our capital stock as of March 15, 2004 for
(1) each person known by us to beneficially own more than 5% of any class of our voting securities, (2) each of the executive officers named in the Summary Compensation Table under the heading "Executive Compensation", (3) each of our directors, and (4) all of our executive officers and directors as a group. Except as otherwise indicated, we believe that each of the beneficial owners of our capital stock listed below, based on information provided by these owners, has sole investment and voting power with respect to its shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

                                         Shares of Series A     Shares of Series B
                                       Convertible Preferred   Convertible Preferred         Shares of
                                             Stock(1)                 Stock(1)            Common Stock(1)
                                                     Percent                Percent                Percent of
Name                                     Amount     of Class     Amount     of Class     Amount     Class (2)
------------------------------------   ---------    --------   ---------   ---------   ---------   ----------
Circle F Ventures, LLC, Circle F
Ventures II, LLC and Hayden
R. Fleming (3)......................   4,333,334       100.0%    236,934       100.0%  3,521,445        67.31%
Richard B. Egen (4).................           0         0.0%          0         0.0%     27,573             *
Paulita M. LaPlante (5).............           0         0.0%          0         0.0%    129,232         3.88%
Victor Kimball (6)..................           0         0.0%          0         0.0%     49,406         1.51%
Wesley G. Peterson (7)..............           0         0.0%          0         0.0%     52,521         1.61%
Charles D. Snead, Jr. (8)...........           0         0.0%          0         0.0%     26,306             *
All directors and executive
officers as a group (seven
persons) (9)......                             0         0.0%          0         0.0%    279,385         8.02%


----------
*    Less than 1% of the outstanding shares.


(1) Except as otherwise indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock and preferred stock. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person or group holding such options but are not deemed outstanding for computing the percentage of any other person or group. Each share of Series A convertible preferred stock is currently convertible into one-sixth of a share of common stock, and each share of Series B convertible preferred stock is currently convertible into five shares of common stock.

(2)  Based on 3,208,289 shares of common stock outstanding as of March 15, 2004.


(3) Based on Schedule 13D/A filed by Circle F June 26, 2003. Includes 23,412 shares held by an individual retirement account for the benefit of Mr. Fleming's spouse, 3,333 shares held by an individual retirement account for the benefit of Mr. Fleming and 245,147 shares are owned by a trust for the benefit of Mr. Fleming and his wife. Of the shares owned by the trust, 33,333 shares are issuable upon the exercise of a warrant. Also includes 1,259,328 shares of common stock, 83,333 shares issuable upon the exercise of a warrant, 722,222 shares issuable upon the conversion of 4,333,334 shares of Series A convertible preferred stock and 281,665 shares issuable upon the conversion of 56,333 shares of Series B convertible preferred stock held by Circle F Ventures, LLC as well as 903,005 shares issuable upon the conversion of 180,601 shares of Series B convertible preferred stock held by Circle F Ventures II, LLC. Mr. Fleming is the managing member of Circle F Ventures, LLC and Circle F Ventures II, LLC. The address of Circle F and Mr. Fleming is 17797 North Perimeter Drive, Scottsdale, Arizona 85255. See "Certain Relationships and Related Transactions."


(4) Includes 27,573 shares issuable upon exercise of outstanding stock options held by Mr. Egen.

(5) Includes 129,232 shares issuable upon exercise of outstanding stock options held by Ms. LaPlante.

(6) Includes 48,280 shares issuable upon exercise of outstanding stock options held by Mr. Kimball.

(7) Includes 49,226 shares issuable upon exercise of outstanding stock options held by Mr. Peterson, 15,113 shares of which are subject to a marital lien.

(8) Includes 26,073 shares issuable upon exercise of outstanding stock options held by Mr. Snead.

(9) Includes shares beneficially owned by affiliates of our officers and directors, but does not include any shares beneficially owned by Circle F or Hayden R. Fleming. Also includes 274,384 shares issuable upon exercise of outstanding stock options held by officers and directors.

                            DESCRIPTION OF SECURITIES

Authorized Shares

We are authorized to issue 30,000,000 shares of common stock, $0.01 par value per share and 5,000,000 shares of preferred stock, $0.01 par value per share, of which 4,500,000 shares have been designated as Series A convertible preferred stock, 250,000 shares have been designated as Series B convertible preferred stock and 250,000 have been designated as Series A junior preferred stock. The following is a summary of the material terms and provisions of our capital stock. Because it is a summary, it does not include all of the information that is included in our certificate of incorporation. The text of our certificate of incorporation, which is attached as an exhibit to this registration statement, is incorporated into this section by reference.

Common Stock


We are authorized to issue 30,000,000 shares of common stock, of which 3,208,289 shares were issued and outstanding as of March 15, 2004. Each share of our common stock entitles its holder to one vote per share. Holders of our common stock are entitled to receive dividends as and when declared by our Board of Directors from time to time out of funds properly applicable to the payment of dividends. Subject to the liquidation rights of any outstanding preferred stock, the holders of our common stock are entitled to share pro rata in the distribution of the remaining assets of our company upon a liquidation, dissolution or winding up of our company. The holders of our common stock have no cumulative voting, preemptive, subscription, redemption or sinking fund rights.


Series A Convertible Preferred Stock


We are authorized to issue up to 4,500,000 shares of Series A convertible preferred stock, 4,333,334 of which are issued and outstanding and held by Circle F. Each share of Series A convertible preferred stock entitles the holder thereof to vote on all matters submitted to holders of common stock, and each share of Series A preferred stock has the number of votes equal to the number of shares of common stock into which it may be converted. As a result of the one-for-six reverse split of common stock on September 13, 2002, each share of Series A convertible preferred stock is currently convertible into one-sixth share of common stock. Upon a liquidation, dissolution or winding of our company, each holder of Series A convertible preferred stock is entitled to be paid, prior to any distribution or payment to holders of Series B convertible preferred stock or common stock, an amount equal to the weighted-average per share price at which we issued shares of Series A convertible preferred stock, or $0.346 per share. A sale of our company will be deemed to be a liquidation, dissolution or winding up for this purpose.


Series B Convertible Preferred Stock


We are authorized to issue up to 250,000 shares of Series B convertible preferred stock, 236,934 of which are issued and outstanding and held by Circle
F. Each share of Series B convertible preferred stock entitles the holder thereof to vote on all matters submitted to holders of common stock, and each shares of preferred stock has the number of votes equal to the number of shares of common stock into which it may be converted. Each share of Series B convertible preferred stock is currently convertible into five shares of common stock. Upon a liquidation, dissolution or winding of our company, each holder of Series B preferred stock is entitled to be paid, prior to any distribution or payment to holders of common stock, an amount equal to the per share price at which we issued shares of Series B convertible preferred stock, or $15.00 per share. A sale of our company will be deemed to be a liquidation, dissolution or winding up for this purpose.

Series A Junior Preferred Stock

Our Board of Directors created a series of 250,000 shares of preferred stock designated as Series A junior preferred stock as part of our stockholders rights agreement under which we distributed to our stockholders preferred stock purchase rights, at a rate of six purchase rights for each share of common stock. When exercisable, each purchase right will entitle its holder to purchase from us one one-thousandth of a share of Series A junior preferred stock, with economic terms similar to one share of common stock, for $90, subject to adjustment for future events. Until they become exercisable, the purchase rights will automatically trade with shares of common stock. The rights will expire at the close of business on December 2, 2006, unless we terminate the rights earlier.

Options and Warrants


As of December 31, 2003, we had outstanding options to purchase an aggregate of 792,243 shares of common stock at a weighted average exercise price of $3.01 per share. All outstanding options provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other similar changes in our corporate structure and shares of our capital stock. We have outstanding warrants to purchase an aggregate of 176,984 shares of common stock at a weighted average exercise price of $2.19. The warrants provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure of our company and, subject to certain exceptions, the issuance by our company of any securities for a purchase price of less than $3.00 and $1.50 per share.


Rights Agreement

In December 1996, our Board of Directors adopted a stockholder rights agreement under which we distributed to our stockholders preferred stock purchase rights. Each share of common stock has attached to it six stock purchase rights. Purchase rights have also attached to all shares of our common stock that we have issued thereafter and will attach to all shares that will issue in the future.

The purchase rights have anti-takeover effects. The purchase rights may cause substantial dilution to a person or group that attempts to acquire our company in a manner or on terms not approved by our Board of Directors. The purchase rights, however, should not deter any prospective offeror willing to negotiate in good faith with our Board of Directors, nor should the purchase rights interfere with any merger or other business combination approved by our Board of Directors.

The purchase rights will become exercisable 10 business days after:

.. a person or group announces an offer not approved by the board which would, if consummated, result in the person or group owning 15% or more of our common stock;

..  the first date of a public announcement that a person or group has acquired
   15% or more of our common stock, not approved in advance by the board; or

.. the board determines that a person holding 12% or more of the common stock is an "adverse person"--in the board's judgment the person acquired the shares intending for us to repurchase them or the person's share ownership is likely to cause a material adverse impact on us.

When exercisable, each purchase right will entitle its holder to purchase from us one one-thousandth of a share of Series A junior preferred stock, with economic terms similar to one share of common stock, for $90, subject to adjustment for future events. Until they become exercisable, the purchase rights will automatically trade with shares of common stock. The rights will expire at the close of business on December 2, 2006, unless we terminate the rights earlier.

If any person becomes an owner of 15% or more of our common stock without prior board approval, or our board determines a person to be an adverse person, each holder of a purchase right, other than the acquiring person or adverse person (and certain related persons and transferees) will have the right to purchase, upon exercise of a right, a number of shares of preferred stock with a market value of twice the exercise price.

If at any time a person becomes a 15% stockholder, we enter into a merger or other business combination in which we are not the surviving entity or we sell one-half or more of our assets or earning power, in either case without prior board approval, each holder of a purchase right will have the right to purchase, upon exercise of a right, a number of shares of common stock of the acquiring company with a market value of twice the exercise price.

At any time after any person crosses the 15% threshold or is determined to be an adverse person, but before the acquisition by such person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the purchase rights, other than purchase rights owned by the acquiring person, in whole or in part, at an exchange ratio of one preferred share fraction per purchase right. The board may also redeem the rights for a nominal price under certain circumstances.

Under amendments to the agreement, none of the foregoing rights will be triggered by any acquisition of common stock by Hayden R. Fleming, Circle F or any of their affiliates or by any acquisition by Special Situations Funds of less than 24% of our common stock. Furthermore, the board cannot declare Hayden
R. Fleming, Circle F or any of their affiliates to be adverse persons under the agreement and cannot declare any of the Special Situations Funds to be adverse persons under the agreement until such funds own 24% or more of our common stock.

Registration Rights

The holders of the Series A convertible preferred stock, Series B convertible preferred stock and common stock issued upon conversion of convertible notes purchased in our private placements are entitled to certain registration rights for the underlying securities under the Securities Act. We are required to file a registration statement to register under the Securities Act the resale of the shares of Optical Sensors common stock underlying the shares of Series A convertible preferred stock and convertible notes purchased in our private placements. The registration statement, of which this prospectus is a part, satisfies this requirement. We are required to use our reasonable best efforts to cause this registration statement to become effective under the Securities Act as promptly as practicable and to use our reasonable best efforts to cause this registration statement to remain effective until the earlier of (1) the sale of all the shares of Optical Sensors common stock covered by this registration statement; or (2) such time as the selling stockholders named in this registration statement become eligible to resell the shares of Optical Sensors common stock and the shares of Optical Sensors common stock issuable upon the conversion of the notes or Series A convertible preferred stock or the exercise of the warrants pursuant to Rule 144(k) under the Securities Act.

Anti-Takeover Provisions of Delaware Law and Our Certificate of Incorporation

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

There are several provisions of our certificate of incorporation that may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company. Stockholders are not entitled to cumulative voting in the election of directors. Our certificate of incorporation has authorized undesignated preferred stock which could make it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company.

Limitations on Liability of Directors and Indemnification

Our certificate of incorporation limits our directors' liability to the fullest extent permitted under Delaware's corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability for:

     .  any breach of the director's duty of loyalty to us or our stockholders;

     . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     . dividends or other distributions of our corporate assets that are in contravention of restrictions in Delaware law, our amended and restated certificate of incorporation, bylaws or any agreement to which we are a party; and

     . any transaction from which a director derives an improper personal benefit.

This provision generally does not limit liability under federal or state securities laws.

Delaware law, and our certificate of incorporation, provide that we will, in some situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to some limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Transfer Agents and Registrars

The transfer agent for our common stock is Wells Fargo Bank, N.A.

                                  LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for Optical Sensors by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota.

                                     EXPERTS


Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 15 to the financial statements). We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

We are currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended. As a result, we are required to file periodic reports and other information with the SEC, such as annual, quarterly, and current reports, and proxy and information statements. You are advised to read this Form SB-2 in conjunction with the other reports, proxy statements, and other documents we file from time to time with the SEC. If you would like more information regarding Optical Sensors, you may read and copy the reports, proxy and information statements and other documents we file with the SEC, at prescribed rates, at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information regarding the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public free of charge at the SEC's website. The address of this website is http://www.sec.gov. We also maintain a link on our website at www.opsi.com to the location on SEC's website containing the reports, proxy and information statements and other documents we file with the SEC.

We have filed a registration statement on Form SB-2 with the SEC for the common stock offered by the selling stockholders under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

                                   ----------

     This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make an offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated herein by reference or in our affairs since the date of this prospectus.

                          INDEX TO FINANCIAL STATEMENTS

     The following Financial Statements and Independent Auditors' Report thereon are included herein on the pages indicated:

Description                                                                Page
-------------------------------------------------------------------------  -----

Independent Auditors' Report.............................................  F - 2


Balance Sheet as of December 31, 2003....................................  F - 3

Statements of Operations for the years ended December 31, 2003 and 2002..  F - 4

Statements of Shareholders' Equity (Deficit) for the years ended
December 31, 2003 and 2002...............................................  F - 5

Statements of Cash Flows for the years ended December 31, 2003 and 2002..  F - 6

Notes to the Financial Statements for the years ended December 31, 2003 and 2002.................................................................  F - 7

                         Report of Independent Auditors

The Board of Directors
Optical Sensors Incorporated


We have audited the accompanying balance sheet of Optical Sensors Incorporated as of December 31, 2003, and the related statements of operations, shareholders' equity (deficit), and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Sensors Incorporated at December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.


As discussed in Note 15 to the financial statements, the Company's recurring net losses from operations and its accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Minneapolis, Minnesota                  /s/ Ernst & Young LLP
February 27, 2004

                          Optical Sensors Incorporated

                                  Balance Sheet


                                December 31, 2003

Assets
Current assets:
   Cash and cash equivalents                                  $       17,321
   Accounts receivable                                               197,929
   Inventories                                                       237,313
   Prepaid expenses and other current assets                          12,094
                                                              --------------
Total current assets                                                 464,657
Property and equipment:
   Leased equipment                                                1,157,989
   Research and development equipment                                816,071
   Leasehold improvements                                            340,802
   Furniture and equipment                                           243,759
   Production equipment                                              506,601
                                                              --------------
                                                                   3,065,222
   Less accumulated depreciation                                  (2,899,917)
                                                              --------------
                                                                     165,305
Other assets:
   Research and development supplies                                 414,332
   Patents, net of accumulated amortization of $345,682              640,754
   Other assets                                                        9,723
                                                              --------------
                                                                   1,064,809
                                                              --------------
Total assets                                                  $    1,694,771
                                                              ==============
Liabilities and shareholders' equity
Current liabilities:
   Advances from shareholder                                  $      150,000
   Customer deposits                                                  50,417
   Accounts payable                                                  108,139
   Employee compensation                                             136,011
   Accrued royalties                                                 100,000
   Other liabilities and accrued expenses                             11,033
   Accrued interest payable                                           54,849
                                                              --------------
Total current liabilities                                            610,449
Shareholders' equity:
   Preferred stock, par value $0.01 per share
      Authorized shares - 5,000,000
      Issued and outstanding shares - 4,570,268                       45,703
   Common stock, par value $0.01 per share:
      Authorized shares - 30,000,000
      Issued and outstanding shares - 3,208,289                       32,083
   Additional paid-in capital                                     80,020,309
   Accumulated deficit                                           (78,987,151)
   Unearned compensation                                             (26,622)
                                                              --------------
Total shareholders' equity                                         1,084,322
                                                              --------------
Total liabilities and shareholders' equity                    $    1,694,771
                                                              ==============


See accompanying notes.

                          Optical Sensors Incorporated

                            Statements of Operations


                                                     Year Ended December 31
                                                       2003            2002
                                                  -----------------------------
Revenues:
   Sales                                              1,500,795         518,882
   Product development fees                       $     621,542   $   1,055,914
   Royalties                                              1,524              --
                                                  -----------------------------
                                                      2,123,861       1,574,796
Costs and expenses:
   Cost of goods sold                                 1,670,106         422,034
   Cost of product development                          137,800          54,331
   Research and development                           1,335,406       1,829,035
   Selling, general, and administrative               1,267,586       1,151,715
                                                  -----------------------------
Total costs and expenses                              4,410,898       3,457,115
                                                  -----------------------------
Operating loss                                       (2,287,037)     (1,882,319)
Interest income, net                                         88             532
Other income, net                                         5,830          29,281
                                                  -----------------------------
                                                          5,918          29,813
                                                  -----------------------------
Net loss                                          $  (2,281,119)  $  (1,852,506)
                                                  =============================
Net loss per common share:
   Basic and diluted                              $       (0.71)  $       (0.67)
Shares used in calculation of net loss
 per share:
   Basic and diluted                                  3,192,416       2,746,746


See accompanying notes.

                          Optical Sensors Incorporated

                  Statements of Shareholders' Equity (Deficit)


                     Years Ended December 31, 2003 and 2002

                              Preferred Stock          Common Stock       Additional
                           --------------------------------------------     Paid-in     Accumulated     Unearned
                             Shares      Amount     Shares      Amount      Capital       Deficit     Compensation      Total
                           ------------------------------------------------------------------------------------------------------
Balance at December 31,
 2001                       4,333,334  $  43,333   2,197,380  $  21,974  $ 74,594,827  $ (74,853,526) $         --  $    (193,392)
Conversion of shareholder
 cash advances                     --         --     992,667      9,927     1,479,073             --            --      1,489,000
Variable compensation on
 stock options                     --         --          --         --       254,981             --            --        254,981
Fair value of options
 granted to consultant             --         --          --         --        38,727             --       (38,727)            --
Amortization of unearned
 compensation                      --         --          --         --            --             --         2,421          2,421
Net loss                           --         --          --         --            --     (1,852,506)          --      (1,852,506)
                           ------------------------------------------------------------------------------------------------------
Balance at December 31,
 2002                       4,333,334     43,333   3,190,047     31,901    76,367,608    (76,706,032)      (36,306)      (299,496)
Issuance of preferred
 stock                         57,667        577          --         --       864,423             --            --        865,000
Conversion of shareholder
 cash advances                179,267      1,793          --         --     2,687,207             --            --      2,689,000
Issuance of common stock
 upon exercise of options          --         --      18,242        182        39,718             --            --         39,900
Variable compensation on
 stock options                     --         --          --         --        61,353             --            --         61,353
Amortization of unearned
 compensation                      --         --          --         --            --             --         9,684          9,684
Net loss                           --         --          --         --            --     (2,281,119)           --     (2,281,119)
                           ------------------------------------------------------------------------------------------------------
Balance at December 31,
 2003                       4,570,268  $  45,703   3,208,289  $  32,083  $ 80,020,309  $ (78,987,151) $    (26,622) $   1,084,322
                           ======================================================================================================


See accompanying notes.

                          Optical Sensors Incorporated

                            Statements of Cash Flows


                                                      Year Ended December 31
                                                      2003             2002
                                                  -----------------------------
Operating activities
Net loss                                          $  (2,281,119)  $  (1,852,506)
Adjustments to reconcile net loss to net cash
 used in operating activities:
   Loss on disposal of fixed assets                     169,584              --
   Noncash compensation on stock options                 71,038         257,402
   Depreciation and amortization                         90,864         142,281
   Write-off of inventories                             159,262              --
   Changes in operating assets and liabilities
    net of acquisitions:
      Receivables                                       217,824        (342,972)
      Inventories                                        22,393        (122,853)
      Prepaid expenses and other assets                 140,849        (145,965)
      Accounts payable and accrued expenses            (230,091)        323,460
      Deferred income                                        --        (562,500)
                                                  -----------------------------
Net cash used in operating activities                (1,639,396)     (2,303,653)
Investing activities
Purchases of property and equipment                    (106,935)       (182,895)
Acquisition of business                                      --        (158,269)
                                                  -----------------------------
Net cash used in investing activities                  (106,935)       (341,164)
Financing activities
Advances from shareholder                               615,000       2,224,000
Net proceeds from issuance of preferred stock           865,000              --
Net proceeds from issuance of common stock               39,900              --
                                                  -----------------------------
Net cash provided by financing activities             1,519,900       2,224,000
                                                  -----------------------------
Decrease in cash and cash equivalents                  (226,431)       (420,817)
Cash and cash equivalents at beginning of year          243,752         664,569
                                                  -----------------------------
Cash and cash equivalents at end of year          $      17,321   $     243,752
                                                  =============================

Supplemental disclosure of noncash financing activities

In 2003, the Company had $2,689,000 of shareholder cash advances converted into preferred stock. In 2002, the Company had $1,489,000 of shareholder cash advances converted into common stock.

The Company paid $16,154 in interest in 2002.


See accompanying notes.

                          Optical Sensors Incorporated

                          Notes to Financial Statements


                                December 31, 2003


1. Business Activity


Optical Sensors Incorporated (the Company) is a technology development and manufacturing company specializing in low-cost, minimally-to-non invasive tissue diagnostic systems. The Company's mission is to leverage its proprietary sensor technologies into innovative and low cost applications. The Company's core technology of optochemically based sensors and its optical platform and software systems can be incorporated into a variety of low-cost fluid, blood, and tissue contacting measurement systems. The Company's distribution partner, Nellcor Puritan Bennett, Inc. (Nellcor), recently introduced the CapnoProbe, a non-invasive sublingual tissue CO2 system for the early detection of shock. In October 2002, the Company acquired Vasamedics LLC, a laser Doppler flow technology company dedicated to the diagnosis of Peripheral Arterial Disease.


2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Investments classified as cash equivalents consist primarily of commercial paper and municipal bonds. The market value of investments is based on quoted market prices and approximates cost.

Inventories


Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories at December 31, 2003 included $61,206 of finished goods and $176,107 of raw materials.


Property and Equipment


Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over three to five years. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated life of the asset. Equipment under capital leases is depreciated over the lease term. Depreciation expense, including depreciation recorded under capital leases, was $59,927 and $86,944 for the years ended December 31, 2003 and 2002, respectively.

                          Optical Sensors Incorporated

Research and Development Supplies


Research and development supplies of $414,332 at December 31, 2003 consist of electro-optical modules. These modules were originally a component of the Company's proprietary SensiCath Arterial Blood Gas System but have also been used in other research and development activities. In the fourth quarter of 2001, the Company abandoned the SensiCath System product in its then commercial configuration, and the carrying value of the modules was reclassified from inventory to research and development supplies and included in other assets. The reclassification was made because the modules had active and valuable use but did not have a market as a stand alone product. These modules are protected by several of the Company's patents and the technology embedded in the modules remains current. The modules were vital in developing the CapnoProbe product and in finalizing the agreements with Nellcor (see Note 4). The modules have been used for manufacturing and various other research and development projects, either internally or under research and development arrangements, and provide the Company with a means to valued technology that can be used in manufacturing and in future research and development activities.

The Company evaluated the carrying value of the modules reclassified to research and development supplies and determined that the value was realizable and that the replacement cost, including the cost of the modules and the engineering and tooling costs to set up manufacturing operations at a third party supplier, would have been much higher. The Company continues to evaluate the carrying value of the modules based on the selling prices of modules sold to third parties and on the ability of the Company to use the modules to generate increased value in its proprietary technology or to solicit new business in the form of contract development work, license agreements or other types of partnering relationships. The Company has determined that the carrying value of $414,332 is appropriate at December 31, 2003.

Modules used in support of the Company's manufacturing process are capitalized as fixed assets and depreciated. Modules used in internal research and development projects are either capitalized and depreciated or expensed to research and development expense depending on the estimated useful life of the associated equipment into which the modules are incorporated. Modules used in conjunction with a contractual research and development arrangement are sold to the third party customer and the cost is included in cost of product development.


Patents


Patents are stated at cost and are amortized upon issuance of a patent on a straight-line basis over 60 months. Amortization expense was $30,937 and $55,337 for the years ended December 31, 2003 and 2002, respectively. Estimated amortization expense for the remaining life of patents issued as of December 31, 2003 is as follows:

Year ending December 31:
2004                                    $   34,670
2005                                        28,958
2006                                        14,335
2007                                         8,413
2008                                         4,397
                                        ----------
                                        $   90,773
                                        ==========

$56,887 of patents related to a discontinued product were written off and charged to expense in 2003.

Impairment of Long-Lived Assets

Management reviews the Company's long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the asset's value will be adjusted appropriately.

                          Optical Sensors Incorporated

Income Taxes


The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to a net amount which the Company believes it more likely than not will realize, based on the Company's estimates of its future taxable income.


Stock-Based Compensation

The Company follows Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations in accounting for its stock options. Under APB No. 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.




The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to its stock-based employee compensation.


                                              2003           2002
                                          ---------------------------
Net loss as reported                      $ (2,281,119)  $ (1,852,506)
Add: stock-based compensation cost
 included in the determination of net
 loss as reported                               61,354        254,981
Less: stock-based compensation that
 would have been included in the
 determination of net loss if the fair
 value method had been applied                (194,517)      (202,692)
                                          ---------------------------
Pro forma net loss                        $ (2,414,282)  $ (1,800,217)
                                          ===========================

Net basic and diluted loss per share:
   As reported                            $      (0.71)  $      (0.67)
   Pro forma                              $      (0.76)  $      (0.66)

                          Optical Sensors Incorporated

The weighted average fair value of options granted and the assumptions used in the Black-Scholes option-pricing model are as follows:


                                              2003           2002
                                          ---------------------------
Fair value of options granted             $       2.41   $       2.62
Assumptions used:
   Expected life (years)                           6.0            6.0
   Risk-free rate of return                        2.8%           3.3%
   Volatility                                       64%            98%
   Dividend yield                                    0%             0%

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company implemented the annual reporting requirements for SFAS No. 148 at December 31, 2002 and has implemented the disclosure requirements for condensed financial statements for interim periods after January 1, 2003. The Company has determined at this time to continue to account for all stock-based employee compensation plans under APB Opinion No. 25.


Use of Estimates


The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                          Optical Sensors Incorporated

Revenue Recognition


Revenue is recognized in accordance with the guidance provided in Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Sales revenues include sales of CapnoProbe products to Nellcor and sales of the Vasamedics product line to various customers. Sales are recognized as revenue upon delivery to the customer. Product shipments are supported by purchase orders received from the customer. Sales prices are fixed and final and collectibility from the customer is reasonably assured.

Product development fees include milestone payments received from Nellcor pursuant to a Development and License Agreement (see Note 4). Under that Agreement, the Company received total milestone payments of $2,000,000. The initial milestone payment of $750,000 received from Nellcor in September 2001 was recognized over the developmental period (2001 and 2002) and the other payments were recognized as the applicable milestone was achieved. The $2,000,000 of milestone payments have been recognized in the income statement as product development fees including $350,000 in 2003, $962,500 in 2002 and $687,500 in 2001. Product development fees also include sales of research and development prototypes and services performed related to development projects. These fees are recognized as revenue as the research and development supplies are delivered or as the services are rendered. Revenues from the sale of research and development supplies and services that are included in product development fees totaled $271,542 in 2003 and $93,414 in 2002. Related costs, including the carrying value of research and development supplies, labor, and overhead, are reported as costs of product development.

Royalties represent amounts earned pursuant to an Exclusive License Agreement (see Note 4) whereby Nellcor is the exclusive worldwide manufacturer and distributor of the CapnoProbe product. Royalties represent a varying percentage of Nellcor's CapnoProbe sales, less a royalty paid by Nellcor on behalf of the Company to the Institute of Critical Care Medicine. Royalties are recognized as revenue upon the sale of CapnoProbe units by Nellcor.


Net Loss Per Share

The net loss per share has been computed in accordance with the provisions of the Financial Accounting Standards Board's Statement No. 128, Earnings Per Share. All potential common shares from stock options and convertible promissory notes have been excluded from the computation of diluted net loss per share for the applicable periods presented because the effect would have been anti-dilutive.


Classification

Certain 2002 operating amounts have been reclassified to conform to the 2003 presentation.


3. Acquisition of Vasamedics LLC


In October 2002, the Company entered into an agreement with Vasamedics LLC whereby the Company purchased substantially all the assets and assumed certain specified balance sheet liabilities and contractual obligations of Vasamedics LLC. The total purchase price was $158,269 and consisted of paying off the debt and liabilities of Vasamedics. The purchase price was allocated primarily to accounts receivable, inventories, and fixed assets. Vasamedics was engaged in the business of medical instrumentation for patient monitoring of laser Doppler blood flow and related measurements. The operating results of Vasamedics are included in the Company's financial statements from the date of acquisition.

Two former owners of Vasamedics are eligible for cash payments and options that vest if the Company achieves certain future sales milestones over the first three years following the acquisition. The maximum cash payment that can be earned is $220,000 and the maximum number of options that can be awarded is 75,000. Any amounts paid or options issued will be accounted for as additional purchase price when, and if, such milestones are met. As of December 31, 2003, no sales milestones had been met.

                          Optical Sensors Incorporated

4. Exclusive License Agreement

In September 2001, the Company entered into a Development and License Agreement and an Exclusive Supply Agreement with Nellcor. Under the terms of the Development and License Agreement, the Company granted Nellcor exclusive manufacturing and distribution rights to the Company's CapnoProbe product.


Nellcor agreed to pay the Company milestone payments totaling $2,000,000 upon completion of various product development, manufacturing, and commercialization milestones. A payment of $750,000 was received in September 2001, a payment of $500,000 was received in December 2001, and a payment of $400,000 was received in November 2002. The final milestone payment of $350,000 was received in February 2003. Nellcor also agreed to pay the Company percentage royalties based on future product sales. The Company earned royalties of $1,524 in 2003. The Company also entered into a Supply Agreement with Nellcor under which the Company was to manufacture the CapnoProbe for Nellcor for a transition period of up to one year, or until a certain quantity of units had been produced, while Nellcor established its own manufacturing operations. The Supply Agreement was mutually terminated in 2003 prior to the end of the one year transition period and prior to the Company producing the specified number of units. As a result, the Company charged Nellcor an early termination fee of $147,000, which was reported as sales revenue in 2003.

In 2003 and 2002, revenues from Nellcor were 65% and 79%, respectively, of total revenues for the year.


5. Investment Agreement


In March 2000, the Company issued convertible promissory notes in the aggregate principal amount of $1,400,000, pursuant to an Investment Agreement with Circle F Ventures, LLC and Special Situations Fund III, L.P. In December 2001, the $700,000 note held by Special Situations Funds III converted into units at a conversion price equal to $25,000 per unit, each unit consisting of 8,333 shares of common stock and a five-year warrant to purchase 2,083 shares of common stock at an exercise price of $3.00 per share for a total of 233,333 shares of common stock and a warrant to purchase 58,333 shares of common stock. In December 2001, the $700,000 principal amount of notes held by Circle F Ventures and certain of its affiliates converted into units at a conversion price equal to $12,500 per unit, each unit consisting of 8,333 shares of common stock and a five-year warrant to purchase 2,083 shares of common stock at an exercise price of $1.50 per share for a total of 466,667 shares of common stock and warrants to purchase 116,667 shares of common stock.

                          Optical Sensors Incorporated

6. Securities Purchase Agreements


In August 2000, the Company entered into a Securities Purchase Agreement pursuant to which the Company agreed to issue, and Circle F Ventures agreed to purchase upon the Company's request, up to 4,333,334 shares of the Company's Series A preferred stock for an aggregate purchase price of $1,500,000. The Company sold 1,000,000 shares of the Series A preferred stock to Circle F Ventures at $0.50 per share for a total of $500,000 in August 2000, 1,333,334 shares of the Series A preferred stock to Circle F Ventures and its affiliates at $0.375 per share for a total of $500,000 in October 2000, and 2,000,000 shares of the Series A preferred stock to Circle F Ventures at $0.25 per share for a total of $500,000 in December 2000. Each share of the Series A preferred stock has a par value of $0.01, can be converted into one-sixth of a share of common stock, has voting rights on an as-converted basis to common stock, and has no dividend rights.

The terms of the Securities Purchase Agreement also provided for changing the exercise price of all stock options held by current employees and current directors based on the average price per share paid by Circle F Ventures, LLC for the Series A preferred stock. Accordingly, the exercise price of the options was reduced to $2.08 per share. This repricing provision resulted in the options being subject to variable accounting (see Note 12).

In June 2003, the Company entered into a Stock Purchase Agreement pursuant to which Circle F converted $2,689,000 of cash advances into 179,267 shares of Series B preferred stock at a conversion price of $15.00 per share (see Note 8). Circle F also purchased 57,667 shares of Series B preferred stock at a purchase price of $15.00 per share, resulting in proceeds to the Company of $865,005. Each share of Series B preferred stock is convertible into five shares of the Company's common stock. In the event of liquidation, all shares of Series B preferred stock are junior to shares of Series A preferred stock.


7. Bridge Loan Agreements


In March and April 2001, the Company entered into Bridge Loan Agreements with Circle F Ventures under which Circle F Ventures loaned the Company $335,000 in the form of a series of one year convertible promissory notes. The notes became convertible on April 30, 2001, at the option of Circle F Ventures, into shares of common stock at $1.50 per share.

                          Optical Sensors Incorporated

In May 2001, the Company entered into a Bridge Loan Agreement with Circle F Ventures under which Circle F Ventures and its affiliates, at their discretion, agreed to advance the Company up to $1,500,000 to fund Company operations. In October 2001, the Bridge Loan Agreement was mutually terminated, with Circle F Ventures and its affiliates having advanced $1,154,000 to the Company. The advances were evidenced by a convertible promissory note, and the note was payable in installments, with each installment becoming due and payable one year after the date of an advance and with the amount of each such installment being equal to the applicable advance. The advances under the Bridge Loan Agreement were convertible, at the option of Circle F Ventures, into shares of common stock at $1.50 per share anytime after July 26, 2001. During 2002, the convertible notes totaling $1,489,000 described above were converted into 992,667 shares of the Company's common stock.


8. Advances from Shareholder


The Company has been dependent upon cash advances from Circle F Ventures for continued funding of its operations. In 2003, advances totaling $2,689,000 were converted into 179,267 shares of Series B preferred stock at a conversion price of $15.00 per share (see Note 6). As of December 31, 2003, the Company had remaining advances of $150,000. These advances bear no interest and contain no conversion features.


9. Common Stock


At December 31, 2003, the Company had 969,227 shares of common stock reserved for future issuance, including 792,243 for outstanding stock options and 176,984 shares for outstanding warrants.


Shareholder Rights Plan


The Company's Board of Directors has adopted a Shareholder Rights Plan that provides for six preferred share purchase rights (the Right) for each outstanding share of common stock. Under certain circumstances, a Right may be exercised to purchase 1/1000 of a share of series A junior preferred stock for $90. The Rights become exercisable if a person or group acquires 15% or more of the Company's outstanding common stock, subject to certain exceptions. If a person or group (other than Circle F Ventures and its affiliates) acquires 15% or more of the Company's

                          Optical Sensors Incorporated
outstanding common stock, subject to certain exceptions, each Right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the Right. The Rights expire in December 2006 and may be redeemed by the Company for $0.001 per Right at any time before, or, in certain circumstances, within ten days (subject to extension) following the announcement that a person or group (other than Circle F Ventures and its affiliates) has acquired 15% or more of the Company's outstanding common stock, subject to certain exceptions. The foregoing triggering percentage is 24% for Special Situations Fund III, L.P. and its affiliates. Until a Right is exercised, the holder of a Right, as such, has no rights as a shareholder of the Company.

In connection with the adoption of the Shareholder Rights Plan, the Company authorized 250,000 shares of series A junior preferred stock (the Preferred Stock). Subject to the rights of holders of any Senior Securities, if any, holders of the Preferred Stock are entitled to quarterly dividends when, as, and if declared by the Board of Directors, in the amount of 1,000 times the aggregate per share amount of dividends paid to common stock shareholders. Each preferred stock share is entitled to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The Preferred Stock has liquidation preference over the Company's common stock. The liquidation rate on the Preferred Stock is the greater of (a) $1,000 per share plus accrued dividends, whether or not earned or declared, or (b) an amount equal to 1,000 times the amount distributed to the common stock shareholders.

10. Leases

Operating Leases


The Company leases its office and research and development facility under an operating lease that runs through March 31, 2006. Operating expenses, including maintenance, utilities, real estate taxes, and insurance, are paid by the Company. The Company also leases certain office equipment under operating leases.

Total rent expense under operating leases was $140,419 and $136,871 for the years ended December 31, 2003 and 2002, respectively. Sublease rental income related to office facility operating leases was $57,043 and $16,112 for the years ended December 31, 2003 and 2002, respectively.

                          Optical Sensors Incorporated

Future minimum lease payments under noncancelable operating leases with initial or remaining terms of one year or more as of December 31, 2003 are as follows:


Year ending December 31:
2004                    $  128,953
2005                       128,953
2006                        23,446
                        ----------
                        $  281,352
                        ==========


In connection with the operating lease agreements, the Company issued warrants to the leasing company to purchase 2,037 shares of common stock at $54.00 per share and 1,984 shares of common stock at $18.90 per share. The 2,037 shares of common stock at $54.00 expired in 2002 and the remaining 1,984 warrants expire in 2005.

Capital Leases


In June 1997, the Company entered into an equipment lease agreement. Under the lease agreement, the Company was allowed to lease up to $2,000,000 of equipment between June 15, 1997 and June 30, 1999. Assets leased under the agreement at December 31, 2003 were $1,157,989 with accumulated depreciation of $1,151,225.


11. Income Taxes


At December 31, 2003, the Company had cumulative net operating loss carryforwards for tax purposes of approximately $74,208,000 plus research and development tax credit carryforwards of approximately $1,818,000. These carryforwards are available to offset future taxable income through 2022.

As a result of the sales of preferred stock and additional shares of common stock, the Company has experienced a change in ownership under the net operating loss limitation rules. The use of losses, incurred through the change in ownership date, to offset future taxable income will be limited during the carryforward period. The credits will also be subject to limitations under these same rules.

                          Optical Sensors Incorporated

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 are as follows:

Deferred tax assets:
   Net operating loss carryforwards   $  27,457,000
   Tax credit carryforwards               1,818,000
   Book over tax depreciation                97,000
   Other                                     89,000
                                      -------------
Total deferred tax assets                29,461,000
Valuation allowance                     (29,461,000)
                                      -------------
                                      $          --
                                      =============

At December 31, 2003, the Company fully reserved its net deferred tax assets totaling $29,461,000, recognizing that the Company has incurred losses during the last several years and there is no assurance that future years will be profitable. The valuation reserve increased by $920,000 from December 31, 2002 to December 31, 2003.

12. Stock Options


The Company has two stock option plans that include both incentive and non-statutory stock options to be granted to directors, officers, employees, and consultants of the Company. Option activity is summarized as follows:


                                                             Weighted
                                  Shares                      Average
                                 Available     Options     Exercise Price
                                 for Grant   Outstanding     Per Share
                                 ----------------------------------------
Balance at December 31, 2001        23,431       675,078   $         3.06
Additional shares reserved         170,000            --               --
Granted                           (136,000)      136,000             3.32
Canceled                               421          (421)           42.53
                                 -----------------------
Balance at December 31, 2002        57,852       810,657             3.07
Granted                             (1,250)        1,250             4.00
Expired                              1,422        (1,422)           48.60
Exercised                               --       (18,242)            2.19
Plan expiration                    (58,024)           --               --
                                 -----------------------
Balance at December 31, 2003            --       792,243   $         3.01
                                 =======================

                          Optical Sensors Incorporated

The weighted average fair value of options granted was $2.41 and $2.62 for the years ended December 31, 2003 and 2002, respectively.

In accordance with the terms of the Securities Purchase Agreement (see Note 6), all options held by current employees and current directors were amended so that the exercise price was equal to the average price per share paid by Circle F Ventures, LLC for the Series A preferred stock. Accordingly, the exercise price has been reduced to $2.08 per share. This repricing has resulted in the plan being subject to variable accounting. The Company recognized $61,354 and $254,981 of compensation expense under variable accounting for stock options for the years ended December 31, 2003 and December 31, 2002, respectively.

The exercise price of options outstanding at December 31, 2003 ranged from $2.08 to $54.00 per share, as summarized in the following table:

            Options Outstanding                   Options Exercisable
           ----------------------                 -------------------
                        Weighted     Weighted               Weighted
                         Average      Average                Average
Range of                Exercise     Remaining              Exercise
Exercise                  Price     Contractual               Price
 Price      Number      Per Share      Life       Number    Per Share
---------------------------------------------------------------------
$   2.08   222,331      $    2.08    6.9 years    194,845   $    2.08
    2.25   386,447           2.25    7.5 years    188,513        2.25
    3.32   135,688/(1)/      3.32    8.7 years     14,937        3.32
    4.00     1,250           4.00    9.0 years         --        4.00
    5.40     1,018           5.40    1.4 years        296        5.40
    7.50     2,499           7.50    5.2 years      2,499        7.50
   10.13    33,380          10.13    4.8 years        167       10.13
   16.20     6,480          16.20    1.6 years      6,480       16.20
   27.00     1,333          27.00    3.3 years      1,333       27.00
   54.00     1,817          54.00    0.4 years      1,817       54.00
           -------                                -------
           792,243      $    3.01    7.3 years    410,887   $    2.77
           =======                                =======

/(1)/ Includes 133,500 options granted to former owners of Vasamedics as discussed below.

The number of options exercisable at December 31, 2003 and 2002 was 410,887 and 257,766, respectively, at a weighted average exercise price per share of $2.77 and $3.29, respectively.

                          Optical Sensors Incorporated

The Company granted 106,800 options to a former owner of Vasamedics (see Note
3). The options were not deemed to be additional purchase price and were commensurate with his level of responsibility. A portion of the options, 46,800, vest over four years and the remaining 60,000 vest over three years depending on the net sales of the Vasamedics products each year. The performance-based options are subject to variable accounting and will be recognized when, and if, the criteria are met for vesting.

The Company also granted 26,700 options to another former owner of Vasamedics who became a consultant to the Company. 11,700 of the options vest over four years and the remaining 15,000 vest over three years depending on the net sales of the Vasamedics products each year. The fair value of the 11,700 options granted to the consultant was recorded as unearned compensation and is being amortized over the vesting period. Deferred compensation expense was $9,684 and $2,421 for the years ended December 31, 2003 and 2002, respectively. The performance-based options are subject to variable accounting and will be recognized when, and if, the criteria are met for vesting.





13. Technology Agreements


In July 1998, the Company entered into a patent license agreement with the Institute of Critical Care Medicine (ICCM), which provides the Company with the exclusive, worldwide right under ICCM's pending and issued patents. In consideration for the technology, the Company paid ICCM minimum annual royalties of $400,000 in 2003 and 2002 and is obligated to pay ICCM minimum annual royalties of $400,000 in 2004 and 2005 in order to maintain exclusivity. The Company may elect, on one year's written notice, not to make the annual minimum payment but ICCM would then have the right to terminate the license agreement. After 2005, the Company may elect to continue to pay an annual minimum royalty of $400,000 for an exclusive license or to forego the minimum royalty payment and retain the license on a non-exclusive basis. The Company is obligated to pay ICCM a customary royalty equal to a percentage of sales, which varies depending on the selling price to the customer. The Company is also obligated to meet certain product development milestones under the license agreement.

In 2002, the ICCM minimum annual royalties of $400,000 were reported in research and development expenses because Nellcor had not yet sold any CapnoProbe units. In the first quarter of 2003, the CapnoProbe development efforts were completed, and Nellcor began the initial phase of commercial release of the CapnoProbe product. Accordingly, in 2003 the ICCM minimum annual royalties of $400,000 were reported in cost of goods sold.

                          Optical Sensors Incorporated

14. Employee Benefit Plans

The Company has a 401(k) savings plan under which employees are eligible to participate after six months of service and attaining the age of 21. Employees may contribute up to the maximum amount which, will not violate provisions of the plan or cause the plan to exceed the maximum amount allowable as a deduction to the employer. The Company, at its discretion, may make matching contributions equal to a percentage of the employee's contribution. The Company did not contribute to the plan in 2003 or 2002.

15. Going Concern


Recurring net losses, including $2,281,119 in 2003, have resulted in an accumulated deficit of $78,987,151. The Company's ability to continue as a going concern and the realization of its assets and the orderly satisfaction of its liabilities are dependent on obtaining additional funds from outside sources. Although the Company is currently in negotiations that may raise funds that will satisfy its cash requirements for at least the next 12 months, there can be no assurance that the Company will be successful.


16. Quarterly Financial Data (Unaudited)


Quarterly financial data for 2003 and 2002 is as follows:

                                                   Quarter
                                 First       Second       Third        Fourth
                              -------------------------------------------------
Year ended December 31, 2003
Revenues                      $  889,071   $  262,419   $  560,709   $  411,662
Operating loss/1/                (18,004)    (713,857)    (885,082)    (670,094)
Net loss/1/                      (15,293)    (712,371)    (884,161)    (669,294)
Net loss per share/1/         $    (0.00)  $    (0.22)  $    (0.28)  $    (0.21)

Year ended December 31, 2002
Revenues                      $  284,750   $  296,510   $   18,651   $  974,885
Operating loss                  (726,029)    (239,008)    (700,256)    (217,026)
Net loss                        (713,771)    (239,366)    (678,757)    (220,612)
Net loss per share            $    (0.32)  $    (0.10)  $    (0.21)  $    (0.07)

1 The operating loss, net loss and net loss per share for the second and third quarters of 2003 do not agree with amounts shown in the respective Form 10-QSB's because of an adjustment to correctly state warranty expense for those periods.

                                2,356,556 Shares


                      [LOGO] OPTICAL SENSORS INCORPORATED


                                  Common Stock


                                   ----------

                                   Prospectus

                                   ----------


                                     , 2004

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Delaware law and Optical Sensors' Restated Certificate of Incorporation provide that Optical Sensors shall, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reasons of that person's former or present official capacity with Optical Sensors against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Optical Sensors also maintains a directors and officers insurance policy pursuant to which directors and officers of Optical Sensors are insured against liability for certain actions in their capacity as directors and officers.

Item 25. Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses incurred by us in connection with the issuance and distribution of the shares being registered. All such expenses are estimated except for the SEC registration fee.

SEC registration fee........................................   $      1,222
Printing expenses...........................................          1,000
Fees and expenses of counsel for the Company................         25,000
Fees and expenses of accountants for Company................          4,000
Blue sky fees and expenses..................................          5,000
Miscellaneous...............................................          5,000
                                                               ------------
   *Total...................................................   $     41,222

----------

* None of the expenses listed above will be borne by the selling stockholders.

Item 26. Recent Sales of Unregistered Securities.


     Since March 2000, we have issued the following securities without registration under the Securities Act:


1. In March 2000, we issued convertible promissory notes in the aggregate principal amount of $1,400,000, pursuant to an Investment Agreement with Circle F and Special Situations Fund III, L.P. In December 2001, the $700,000 note held by Special Situations Fund III converted into units at a conversion price equal to $25,000 per unit, each unit consisting of 8,333 shares of common stock and a five-year warrant to purchase 2,083 shares of common stock at an exercise price of $3.00 per share for a total of 233,333 shares of common stock and a warrant to purchase 58,333 shares of common stock. In December 2001, the $700,000 principal amount of notes held by Circle F and certain of its affiliates converted into units at a conversion price equal to $12,500 per unit, each unit consisting of 8,333 shares of common stock and a five-year warrant to purchase 2,083 shares of common stock at an exercise price of $1.50 per share for a total of 466,667 shares of common stock and warrants to purchase 116,666 shares of common stock.

2. In August 2000, we entered into a Securities Purchase Agreement pursuant to which we agreed to issue, and Circle F agreed to purchase upon our request, up to 4,333,334 shares of our Series A preferred stock for an aggregate purchase price of $1,500,000. We sold 1,000,000 shares of the Series A preferred stock to Circle F at $.50 per share for a total of $500,000 on August 11, 2000, 1,333,334 shares of the Series A preferred stock to Circle F at $.375 per share for a total of $500,000 on October 3, 2000 and 2,000,000 shares of the Series A preferred stock to Circle F at $.25 per share for a total of $500,000 on December 28, 2000. As a result of the one-for-six reverse split of our common stock on September 13, 2002, each share of Series A preferred stock is now convertible into one-sixth of a share of our common stock. The terms of the Securities Purchase Agreement provide for all options held by our current employees and directors to be reduced to the weighted average price at which Circle F purchased Series A convertible preferred stock. Such reduction resulted in the option plan being subject to variable accounting rules.

3. Between March 8, 2001 and October 4, 2001, we entered into a series of Bridge Loan Agreements with Circle F under which Circle F advanced us $1,489,000 to fund our operations. These advances were evidenced by convertible promissory notes, and each advance was due and payable one year after the date of the advance. On June 12, 2002, Circle F converted these notes into 992,667 shares of common stock at a conversion price of $1.50 per share.

4. On June 23, 2003, we entered into a Stock Purchase Agreement pursuant to which Circle F purchased 57,667 shares of our Series B preferred stock at a purchase price of $15.00 per share and an aggregate purchase price of $865,005. Circle F also converted an aggregate of $2,689,000 in cash advances that it has made to us between March 6, 2002 and June 19, 2003 into 179,267 shares of our Series B preferred stock at a conversion prove of $15.00 per share. Each share of Series B preferred stock is currently convertible into five shares of our common stock.

No underwriting commissions or discounts were paid with respect to the sales of the unregistered securities described above. In addition, all of the above sales were made in reliance on either Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering or Regulation D of the Securities Act. In all such transactions, certain inquiries were made by us to establish that such sales qualified for such exemption from the registration requirements. In particular, we confirmed that with respect to the exemption claimed under Section 4(2) of the Securities Act (i) all offers of sales and sales were made by personal contact from our officers and directors or other persons closely associated with Optical Sensors, (ii) each investor made representations that he or she was sophisticated in relation to this investment (and we have no reason to believe that such representations were incorrect),
(iii) each purchaser gave assurance of investment intent and the certificates for the shares bear a legend accordingly, and (iv) offers and sales within any offering were made to a limited number of persons.

Item 27. Exhibits.

The exhibits and index required by Item 601 of Regulation S-B are attached.

Item 28. Undertakings.

(a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Minneapolis, State of Minnesota, on April 9, 2004.


                                          OPTICAL SENSORS INCORPORATED


                                          By  /s/ Paulita M. LaPlante
                                            ------------------------------------
                                                  Paulita M. LaPlante
                                                  President and Chief Executive
                                                  Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this amendment has been signed by the following persons in the capacities indicated, on April 9, 2004.


Signatures                                Title
--------------------------------------    --------------------------------------

  /s/ Paulita M. LaPlante                 President and Chief Executive Officer
                                          and Director
--------------------------------------    (principal executive officer)
      Paulita M. LaPlante

  /s/ Wesley G. Peterson                  Chief Financial Officer,
                                          Vice President of Finance and
                                          Administration and Secretary
--------------------------------------    (principal financial and accounting
                                          officer)
      Wesley G. Peterson

  /s/
--------------------------------------    Director
      Richard B. Egen

  /s/ *
--------------------------------------    Director
      Charles D. Snead Jr.

  */s/ Paulita M. LaPlante.
--------------------------------------    Attorney in Fact
      Paulita M. LaPlante

                          OPTICAL SENSORS INCORPORATED
                        POST-EFFECTIVE AMENDMENT NO. 4 TO
                       REGISTRATION STATEMENT ON FORM SB-2
                                  EXHIBIT INDEX

Item No.                        Item                        Method of Filing
--------  ------------------------------------------------  -------------------------------------------------
3.1       Restated Certificate of Incorporation of the      Incorporated by reference to Exhibit 3.3
          Company.                                          contained in the Company's Registration Statement
                                                            on Form S-1 (File No. 33-99904).

3.2       Amendment to Restated Certificate of              Incorporated by reference to Exhibit 3(i)
          Incorporation of the Company                      contained in the Company's Registration Statement
                                                            on Form 8-A12G/A dated September 16, 2002 (File
                                                            No. 0-27600).


3.3       Certificate of Designation, Preferences and       Incorporated by reference to Exhibit 3.2
          Rights of Series A Junior Preferred Stock.        contained in the Company's Annual Report on Form
                                                            10-K for the year ended December 31, 1998 (File
                                                            No. 0-27600).

3.4       Certificate of Designation of Rights and          Incorporated by reference to Exhibit 4.1
          Preferences of Series A Preferred Stock.          contained in the Company's Quarterly Report on
                                                            Form 10-Q for the quarter ended June 30, 2000
                                                            (File No. 0-27600).

3.5       Bylaws of the Company, as amended.                Incorporated by reference to Exhibit 3.3
                                                            contained in the Company's Annual Report on Form
                                                            10-K for the year ended December 31, 1998 (File
                                                            No. 0-27600).

3.5       Certificate of Designation of Rights and          Incorporated by reference to Exhibit 3.1
          Preferences of Series B Preferred Stock.          contained in the Company's Current Report on Form
                                                            8-K filed June 24, 2003 (File No. 0-27600).


4.1       Specimen Common Stock Certificate                 Incorporated by reference to Exhibit 4.1
                                                            contained in the Company's Registration Statement
                                                            on Form S-1 (File No. 33-99904).

4.2       Warrant dated November 6, 1992 issued to          Incorporated by reference to Exhibit 4.8
          Comdisco, Inc.                                    contained in the Company's Registration Statement
                                                            on Form S-1 (File No. 33-99904).

4.3       Warrant Dated August 31, 1995 issued to           Incorporated by reference to Exhibit 4.9
          Comdisco, Inc.                                    contained in the Company's Registration Statement
                                                            on Form S-1 (File No. 33-99904).

4.4       Rights Agreement dated as of December 3, 1996     Incorporated by reference to Exhibit 4.1
          between the Company and Norwest Bank Minnesota,   contained in the Company's Current Report on Form
          N.A.                                              8-K dated December 3, 1996 (File No. 0-27600).

4.5       Amendment No. 1 to Rights Agreement dated as of   Incorporated by reference to Exhibit 10.1
          March 10, 2000 between the Company and Norwest    contained in the Company's Current Report on Form
          Bank Minnesota, N.A.                              8-K dated March 10, 2000 (File No. 0-27600).

4.6       Amendment No. 2 to Rights Agreement dated as of   Incorporated by reference to Exhibit 10.1
          August 8, 2000 between the Company and Wells      contained in the Company's Quarterly Report on
          Fargo Bank, N.A.                                  Form 10-Q for the quarter ended June 30, 2000
                                                            (File No. 0-27600).

4.7       Amendment No. 3 to Rights Agreement dated as of   Incorporated by reference to Exhibit 10.8 to the
          April 19, 2001 between the Company and Wells      Company's Quarterly Report on Form 10-Q for the
          Fargo Bank, N.A.                                  quarter ended March 31, 2001 (File No. 0-27600).

4.8       Amendment No. 4 to Rights Agreement, dated as of  Incorporated by reference to Exhibit 4.5
          September 13, 2002, between the Company and       contained in the Company's Registration Statement
          Wells Fargo Bank Minnesota N.A., the successor    on Form 8-A12G/A dated September 16, 2002 (File
          of Norwest Bank Minnesota, N.A.                   No. 0-27600).




10.1      Lease dated October 7, 1991 between Registrant    Incorporated by reference to Exhibit 10.1
          and First Industrial L.P. (successor to MIG       contained in the Company's Registration Statement
          Kappa III Companies)                              on Form S-1 (File No. 33-99904).

10.2      Registration Rights Agreement, dated April 28,    Incorporated by reference to Exhibit 10.9
          1992, as amended                                  contained in the Company's Registration Statement
                                                            on Form S-1 (File No. 33-99904).

10.3      1989 Omnibus Stock Option Plan, as amended        Incorporated by reference to Exhibit 10.11
                                                            contained in the Company's Registration Statement
                                                            on Form S-1 (File No. 33-99904).

10.4      Amended and Restated 1993 Stock Option Plan (as   Incorporated by reference to Exhibit 10.1 to the
          of July 26, 2001)                                 Company's Quarterly Report on Form 10-QSB for the
                                                            quarter ended September 30, 2001 (File No.
                                                            0-27600).

10.5      Form of Non-Statutory Stock Option Agreement for  Incorporated by reference to Exhibit 10.21
          Nonemployees pursuant to 1993 Stock Option Plan   contained in the Company's Registration Statement
                                                            on Form S-1 (File No. 33-99904).

10.6      Form of Non-Statutory Stock Option Agreement for  Incorporated by reference to Exhibit 10.18
          Nonemployee Directors pursuant to 1993 Stock      contained in the Company's Registration Statement
          Option Plan                                       on Form S-1 (File No. 33-99904).

10.7      Form of Incentive Stock Option Agreement for      Incorporated by reference to Exhibit 10.19
          Employees pursuant to 1993 Stock Option Plan      contained in the Company's Registration Statement
                                                            on Form S-1 (File No. 33-99904).

10.8      First Amendment to Lease Agreement dated April    Incorporated by reference to Exhibit 10.21
          26, 1996 between First Industrial Financing       contained in the Company's Annual Report on Form
          Partnership, L.P. and the Company.                10-K for the year ended December 31, 1996 (File
                                                            No. 0-27600).

10.9      Second Amendment to Lease Agreement, dated April  Incorporated by reference to Exhibit 10.21
          14, 1997, between First Industrial Financing      contained in the Company's Annual Report on Form
          Partnership, L.P. and the Company.                10-K for the year ended December 31, 1997 (File
                                                            No. 0-27600).

10.10     Stock Purchase Agreement dated as of January 7,   Incorporated by reference to Exhibit 10.2
          1998 between the Company and Group CH Werfen,     contained in the Company's Current Report on Form
          S.A.                                              8-K, dated January 7, 1998 (File No. 0-27600).

10.11     Patent License Agreement dated July 20, 1998      Incorporated by reference to Exhibit 10.1
          between the Company and the Institute of          contained in the Company's Quarterly Report on
          Critical Care Medicine (1)                        Form 10-Q for the quarter ended September 30,
                                                            1998 (File No. 0-27600).

10.12     Executive Severance Pay Plan                      Incorporated by reference to Exhibit 10.1 to the
                                                            Company's Quarterly Report on Form 10-Q for the
                                                            quarter ended September 30, 1999 (File No.
                                                            0-27600).

10.13     Third Amendment to Lease Agreement dated          Incorporated by reference to Exhibit 10.25
          September 3, 1999 between First Industrial        contained in the Company's Annual Report on Form
          Financing Partnership, L.P. and the Company       10-K for the year ended December 31, 1999 (File
                                                            No. 0-27600).





10.14     Fourth Amendment to Lease Agreement dated June    Incorporated by reference to Exhibit 10.18
          1, 2000 between First Industrial L.P. and the     contained in the Company's Annual Report on Form
          Company                                           10-K for the year ended December 31, 2000 (File
                                                            No. 0-27600).



10.15     Amendment No. 1, dated August 15, 2000 to         Incorporated by reference to Exhibit 10.20
          Executive Severance Pay Plan                      contained in the Company's Annual Report on Form
                                                            10-K for the year ended December 31, 2000 (File
                                                            No. 0-27600).

10.16     Amendment No. 2, dated April 19, 2001 to          Incorporated by reference to Exhibit 10.7 to the
          Executive Severance Pay Plan                      Company's Quarterly Report on Form 10-QSB for the
                                                            quarter ended March 31, 2001 (File No. 0-27600).

10.17     Development and License Agreement, dated          Incorporated by reference to Exhibit 10.2 to the
          September 28, 2001, between the Company and       Company's Quarterly Report on Form 10-QSB/A for
          Nellcor Puritan Bennett, Inc. (1)                 the quarter ended September 30, 2001 (File No.
                                                            0-27600).

10.18     Fifth Amendment to Lease Agreement dated March    Incorporated by reference to Exhibit 10.33
          28, 2001 between First Industrial L.P. and the    contained in the Company's Annual Report on Form
          Company                                           10-KSB for the year ended December 31, 2001 (File
                                                            No. 0-27600).

10.19     Sixth Amendment to Lease Agreement effective      Incorporated by reference to Exhibit 10.34
          January 7, 2002 between First Industrial L.P.     contained in the Company's Annual Report on Form
          and the Company                                   10-KSB for the year ended December 31, 2001 (File
                                                            No. 0-27600).

10.20     Asset Purchase Agreement, dated October 1, 2002,  Incorporated by reference to Exhibit 10.1 to the
          among Optical Sensors Incorporated, Vasamedics    Company's Quarterly Report on Form 10-QSB for the
          LLC, John Borgos and Ramon Diaz                   quarter ended March 31, 2003 (File No. 0-27600).

10.21     Stock Purchase Agreement, dated as of June 23,    Incorporated by reference to Exhibit 10.1
          2003, by and among the Company, Circle F          contained in the Company's Current Report on Form
          Ventures, LLC and Circle F Ventures II, LLC       8-K filed June 24, 2003 (File No. 0-27600).

10.22     2003 Stock Option Plan                            Incorporated by reference to Exhibit 10.1 to the
                                                            Company's Quarterly Report on Form 10-QSB for the
                                                            quarter ended September 30, 2003 (File No.
                                                            0-27600).

10.23     Form of Form of Non-Statutory Stock Option        Incorporated by reference to Exhibit 10.23 to the
          Agreement pursuant to 2003 Stock Option Plan.     Company's Annual Report on Form 10-KSB for the year
                                                            ended December 31, 2003 (File No. 0-27600)


23.1      Consent of Independent Auditors                   Filed herewith.

23.2      Consent of Oppenheimer, Wolff & Donnelly          Filed previously
          (included in Exhibit 5.1)

24.1      Power of Attorney                                 Filed previously.

----------

(1) Confidential treatment has been granted by the Commission with respect to designated portions contained within document. Such portions have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended.